Exhibit 99.1



                     ARACRUZ CELULOSE S.A.
                     QUARTERLY FINANCIAL INFORMATION
                     (ITR) AS OF SEPTEMBER 30, 2004 AND
                     REPORT OF INDEPENDENT REGISTERED
                     PUBLIC ACCOUNTING FIRM

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

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                  Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                  Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS


01.01 - IDENTIFICATION

01 - CVM Code                        02 - Name of Society                03 - Taxpayer No
   0043-4                            Aracruz Celulose S.A.               42.157.511/0001-61
-------------                        ---------------------               ------------------

01.02 - ADDRESS OF HEAD OFFICES
01 - Complete Address                                      02 - District                   03 - Zip Code (CEP)
      Caminho Barra do Riacho, s/n(o) - km 25            Barra do Riacho                     29.197-900

04 - City                                                  05 - State
     Aracruz                                                 Espirito Santo

06 - Area Code            07 - Telephone       08 - Telephone        09 - Telephone                  10 - Telex
     027                       3270-2442             --                      --                           --

11 - Area Code            12 - FAX NO.         13 - FAX NO.          14 - FAX NO.
     027                       3270-2590             --                      --

15 - E-MAIL
     mbl@aracruz.com.br


01.03 - DIRECTOR OF MARKET RELATIONS (Business address)

01 - NAME
Isac Roffe Zagury

02 - Complete Address                                                                           03 - District
Rua Lauro Muller, 116 - 40th Floor                                                                 Botafogo

04 - Zip Code (CEP)                        05 - City                                           06 - State
      22.290-160                               Rio de Janeiro                                      Rio de Janeiro

07 - Area Code      08 - Telephone           09 - Telephone               10  Telephone                  11 - Telex
      021             3820-8160                     3820-8139                      --                          --

12 - Area Code      13 - FAX NO            14 - FAX NO               15 - FAX NO
     021                2541-7947            3820-8202                       --

16 - E-MAIL
     iz@aracruz.com.br


01.04 - ACCOUNTANT / REFERENCE

       CURRENT FISCAL YEAR                        CURRENT QUARTER                                   PREVIOUS QUARTER
   ---------------------------      --------------------------------------------       ------------------------------------------
   1 - BEGINNING   2 - ENDING       3 - NUMBER       4 - BEGINNING    5 - ENDING       6 - NUMBER     7 - BEGINNING    9 - ENDING
     01/01/2004    12/31/2004            3             07/01/2004     09/30/2004            2           04/01/2004     07/31/2004
   ---------------------------      --------------------------------------------       ------------------------------------------

9 - NAME / ACCOUNTANT CORPORATE NAME                                                   10 -  CVM Code
    Deloitte Touche Tohmatsu Auditores Independentes                                         00385-9

11 - NAME OF THE TECHNICAL RESPONSIBLE                                                 12 - CPF No
     Celso de Almeida Moraes                                                           680.686.898-34


01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASURY STOCK

       NUMBER OF SHARES           1 - CURRENT QUARTER            2 - PREVIOUS QUARTER             3 -QUARTER PREVIOUS YEAR
         (Thousands)                   09/30/2004                      06/30/2004                          09/30/2003
       ----------------           -------------------            --------------------             -------------------------

PAID-IN CAPITAL
   1 - COMMON                            455,391                        455,391                              455,391
   2 -PREFERRED                          577,163                        577,163                              577,163
   3 - TOTAL                           1,032,554                      1,032,554                            1,032,554

IN TREASURY
   4 - COMMON                                483                            483                                  483
   5 - PREFERRED                           1,378                          1,378                                1,378
   6 - TOTAL                               1,861                          1,861                                1,861





                                       1
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

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                  Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                  Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS


01.01 - IDENTIFICATION

01 - CVM Code                        02 - Name of Society                03 - Taxpayer No
   0043-4                            Aracruz Celulose S.A.               42.157.511/0001-61
-------------                        ---------------------               ------------------


01.06 - SOCIETY CHARACTERISTICS

1 - TYPE OF SOCIETY
    COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS

2 - SITUATION
    IN OPERATION

3 - ACTIVITY   CODE
    104 - PAPER AND PULP INDUSTRY

4 - ACTIVITY OF THE  SOCIETY
    PRODUCTION OF BLEACHED EUCALYPTUS PULP

5 - TYPE OF CONSOLIDATED
    TOTAL

6 - AUDITORS'REPORT TYPE
    UNQUALIFIED OPINION


01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS

 01 - ITEM               02 - TAXPAYER NO.                   03 - NAME
 ---------               -----------------                   ---------


01.08 - DIVIDENDS APPROVED/PAID DURING AND AFTER CURRENT QUARTER

1 - ITEM    2 - EVENT   3 - DATE OF APPROVAL   4 - TYPE     5 - PAYMENT BEGAIN   6 - STOCK TYPE   7 - STOCK OF VALUE
--------    ---------   --------------------   --------     ------------------   --------------   ------------------


01.09 - SUBSCRIBED CAPITAL AND CHANGES IN ACCOUNTING PERIOD IN COURSE

1 - ITEM    2 - DATE OF    3 - VALUE OF THE    4 - VALUE OF THE ALTERATION    5 - ORIGIN OF THE   7 - AMOUNT OF    8 - VALUE PER
              CHANGE          SUBSCRIBED             (REAL THOUSAND)              ALTERATION       OUTSTANDING     SHARE ON THE
                               CAPITAL                                                                STOCKS          ISSUE DATE
                            (REAL THOUSAND)                                                         (THOUSAND)          (REAL)
--------   -------------   ----------------    ---------------------------    -----------------   -------------    --------------


01.10 - DIRECTOR OF INVESTOR RELATIONS

01 - DATE                                                02 - SIGNATURE
---------                                             ---------------------
10/07/2004                                            /s/ Isac Roffe Zagury


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                                       2


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                  Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                  Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS


01.01 - IDENTIFICATION

01 - CVM Code                        02 - Name of Society                03 - Taxpayer No
   0043-4                            Aracruz Celulose S.A.               42.157.511/0001-61
-------------                        ---------------------               ------------------


02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$

1 - CODE      2 - DESCRIPTION                                                    3 - DATE - 09/30/2004     4 - DATE - 06/30/2004
--------      ---------------                                                    ---------------------     ---------------------

1             TOTAL ASSETS                                                              8,256,753               8,114,187
1.1           CURRENT ASSETS                                                            1,843,520               1,832,616
1.1.1         CASH AND CASH EQUIVALENTS                                                     1,488                     883
1.1.2         CREDITS                                                                     600,860                 681,200
1.1.2.1       ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                                   490,098                 575,406
1.1.2.2       ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER                                   24,363                  19,037
1.1.2.3       ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS                                   3,304                   2,682
1.1.2.4       EMPLOYEES                                                                     5,613                   3,844
1.1.2.5       SUPPLIERS                                                                     6,253                   8,490
1.1.2.6       SUBSIDIARIES                                                                      3                       3
1.1.2.7       TAXES                                                                        65,209                  63,023
1.1.2.8       OTHERS                                                                        6,017                   8,715
1.1.3         INVENTORIES                                                                 176,329                 189,332
1.1.3.1       SUPPLIES                                                                     80,637                  81,573
1.1.3.2       RAW MATERIALS                                                                56,572                  37,077
1.1.3.3       FINISHED GOODS                                                               35,709                  67,382
1.1.3.4       PRODUCTS IN PROCESS                                                           3,065                   2,954
1.1.3.5       OTHERS                                                                          346                     346
1.1.4         OTHERS                                                                    1,064,843                 961,201
1.1.4.1       DEBT SECURITIES                                                           1,047,041                 957,658
1.1.4.2       FINANCIAL APPLICATION                                                        10,261                       0
1.1.4.3       PREPAID EXPENSES                                                              7,531                   3,533
1.1.4.4       FIXED ASSETS AVAILABLE FOR SALE                                                   0                       0
1.1.4.5       OTHERS                                                                           10                      10
1.2           LONG-TERM ASSETS                                                            196,879                 178,147
1.2.1         CREDITS                                                                     147,438                 130,771
1.2.1.1       ACCOUNTS RECEIVABLE FROM CUSTOMERS                                                0                       0
1.2.1.2       SUPPLIERS                                                                   118,240                 107,149
1.2.1.3       TAXES                                                                        20,420                  13,513
1.2.1.4       OTHERS                                                                        8,778                  10,109
1.2.2         ACCOUNTS RECEIVABLE - RELATED PARTIES                                         2,868                   2,482
1.2.2.1       FROM AFFILIATES                                                                   0                       0
1.2.2.2       FROM SUBSIDIARIES                                                             2,868                   2,482
1.2.2.3       OTHERS                                                                            0                       0



FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                  Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                  Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS


01.01 - IDENTIFICATION

01 - CVM Code                        02 - Name of Society                03 - Taxpayer No
   0043-4                            Aracruz Celulose S.A.               42.157.511/0001-61
-------------                        ---------------------               ------------------


02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$

1 - CODE        2 - DESCRIPTION                                             3 - DATE - 09/30/2004     4 - DATE - 06/30/2004
--------        ---------------                                             ---------------------     ---------------------

1.2.3           OTHERS                                                               46,573                 44,894
1.2.3.1         DEBT SECURITIES                                                           0                      0
1.2.3.2         ESCROW DEPOSITS                                                      45,006                 43,327
1.2.3.3         OTHERS                                                                1,567                  1,567
1.3             FIXED ASSETS                                                      6,216,354              6,103,424
1.3.1           INVESTMENTS                                                       1,278,773              1,148,052
1.3.1.1         IN AFFILIATES                                                             0                      0
1.3.1.2         IN SUBSIDIARIES                                                   1,278,379              1,147,658
1.3.1.3         OTHER COMPANIES                                                         394                    394
1.3.2           PROPERTY, PLANT AND EQUIPMENT                                     4,407,426              4,410,500
1.3.2.1         LAND                                                                588,784                574,710
1.3.2.2         BUILDINGS                                                           471,381                477,213
1.3.2.3         MACHINERY AND EQUIPMENT                                           2,507,869              2,564.860
1.3.2.4         FORESTS                                                             646,918                615,571
1.3.2.5         CONSTRUCTION IN PROGRESS                                             59,913                 41,725
1.3.2.6         OTHERS                                                              132,561                136,421
1.3.3           DEFERRED ASSETS                                                     530,155                544,872
1.3.3.1         INDUSTRIAL                                                            9,488                 10,133
1.3.3.2         FORESTS                                                                   0                      0
1.3.3.3         ADMINISTRATIVE                                                            0                      0
1.3.3.4         GOODWILL ARISING ON INCORPORATION OF ENTITY                         520,667                534,739
1.3.3.5         OTHERS                                                                    0                      0




FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                  Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                  Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS


01.01 - IDENTIFICATION

01 - CVM Code                        02 - Name of Society                03 - Taxpayer No
   0043-4                            Aracruz Celulose S.A.               42.157.511/0001-61
-------------                        ---------------------               ------------------


02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$

1 - CODE        2 - DESCRIPTION                                             3 - DATE - 09/30/2004     4 - DATE - 06/30/2004
--------        ---------------                                             ---------------------     ---------------------

2               TOTAL LIABILITIES                                                 8,256,753              8,114,187
2.1             CURRENT LIABILITIES                                                 867,544                731,191
2.1.1           LOANS AND FINANCING                                                 383,089                350,354
2.1.2           DEBENTURES                                                                0                      0
2.1.3           SUPPLIERS                                                           128,232                131,874
2.1.4           TAXES                                                                85,270                 33,716
2.1.5           DIVIDENDS PAYABLE                                                     1,815                  1,818
2.1.6           PROVISIONS                                                           36,226                 27,661
2.1.6.1         VACATION AND 13th  SALARY                                            22,978                 19,098
2.1.6.2         PROFIT SHARING                                                       13,248                  8,563
2.1.7           LOANS FROM RELATED PARTIES                                          207,396                165,990
2.1.7.1         ADVANCES FROM SUBSIDIARIES                                          206,696                165,266
2.1.7.2         OTHERS                                                                    0                      0
2.1.7.3         OTHER DEBTS TO SUBSIDIARIES                                             700                    724
2.1.8           OTHERS                                                               25,516                 19,778
2.1.8.1         OTHERS                                                               25,516                 19,778
2.1.8.2         PROPOSED DIVIDENDS                                                        0                      0
2.2             LONG-TERM LIABILITIES                                             3,886,630              4,262,909
2.2.1           LOANS AND FINANCING                                               1,310,158              1,459,358
2.2.2           DEBENTURES                                                                0                      0
2.2.3           PROVISION                                                           417,376                362,299
2.2.3.1         LABOR CONTINGENCIES                                                  31,311                 30,933
2.2.3.2         TAX CONTINGENCIES                                                   295,355                256,151
2.2.3.3         OTHERS                                                               90,710                 75,215
2.2.4           LOANS FROM RELATED PARTIES                                        2,062,956              2,343,573
2.2.4.1         ADVANCES FROM SUBSIDIARIES                                        2,062,956              2,343,573
2.2.5           OTHERS                                                               96,140                 97,679
2.2.5.01        SUPPLIERS                                                            37,160                 37,604
2.2.5.02        OTHERS                                                               58,980                 60,075




FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                  Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                  Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS


01.01 - IDENTIFICATION

01 - CVM Code                        02 - Name of Society                03 - Taxpayer No
   0043-4                            Aracruz Celulose S.A.               42.157.511/0001-61
-------------                        ---------------------               ------------------


02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$

1 - CODE        2 - DESCRIPTION                                             3 - DATE - 09/30/2004     4 - DATE - 06/30/2004
--------        ---------------                                             ---------------------     ---------------------

2.5             STOCKHOLDER'S EQUITY                                              3,502,579                 3,120,087
2.5.1           PAID-IN CAPITAL                                                   1,854,507                 1,854,507
2.5.1.1         COMMON STOCK                                                        783,599                   783,599
2.5.1.2         PREFERRED STOCK                                                   1,070,908                 1,070,908
2.5.2           CAPITAL RESERVES                                                    131,467                   103,766
2.5.3           REVALUATION RESERVE                                                       0                         0
2.5.3.1         OWN ASSETS                                                                0                         0
2.5.3.2         SUBSIDIARIES / AFFILIATES                                                 0                         0
2.5.4           REVENUE RESERVES                                                    856,621                   856,621
2.5.4.1         LEGAL                                                               169,893                   169,893
2.5.4.2         STATUTORY                                                                 0                         0
2.5.4.3         FOR CONTINGENCIES                                                         0                         0
2.5.4.4         UNREALIZED INCOME                                                         0                         0
2.5.4.5         FOR INVESTMENTS                                                     694,878                   694,878
2.5.4.6         SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                                     0                         0
2.5.4.7         OTHER UNREALIZED INCOME                                              (8,150)                   (8,150)
2.5.4.7.1       TREASURY STOCK                                                       (8,150)                   (8,150)
2.5.5           RETAINED EARNINGS                                                   659,984                   305,193




FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                  Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                  Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS


01.01 - IDENTIFICATION
01 - CVM Code                        02 - Name of Society                03 - Taxpayer No
   0043-4                            Aracruz Celulose S.A.               42.157.511/0001-61
-------------                        ---------------------               ------------------


03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$

1 - CODE    2 - DESCRIPTION                       3-FROM: 07/01/2004   4-FROM: 01/01/2004   5-FROM: 07/01/2003   6-FROM: 01/01/2003
                                                    TO:   09/30/2004     TO:   09/30/2003     TO:   09/30/2003     TO:   09/30/2004
--------    ---------------                       ------------------   ------------------   ------------------   ------------------
3.1         GROSS SALES AND SERVICES  REVENUE            714,680             2,009,445             655,034          1,996,498
3.2         SALES TAXES AND OTHER DEDUCTIONS            (12,271)              (28,744)             (2,762)            (7,618)
3.3         NET SALES REVENUE                            702,409             1,980,701             652,272          1,988,880
3.4         COST OF GOODS SOLD                         (445,607)           (1,303,524)           (347,522)          (964,742)
3.5         GROSS PROFIT                                 256,802               677,177             304,750          1,024,138
3.6         OPERATING (EXPENSES) INCOME                  232,382               126,947            (94,045)            118,004
3.6.1       SELLING                                     (11,278)              (34,614)             (7,808)           (22,654)
3.6.2       GENERAL AND ADMINISTRATIVE                  (20,355)              (63,093)            (17,525)           (41,290)
3.6.3       FINANCIAL                                    202,310             (148,387)           (137,172)            297,339
3.6.3.1     FINANCIAL INCOME                             (1,750)                73,633              46,501             62,851
3.6.3.2     FINANCIAL EXPENSES                           204,060             (222,020)           (183,673)            234,488
3.6.4       OTHER OPERATING INCOME                         8,644                20,163               2,566              5,534
3.6.5       OTHER OPERATING EXPENSES                    (40,870)             (105,792)            (25,227)           (67,465)
3.6.6       EQUITY IN THE RESULTS OF SUBSIDIARIES         93,931               458,670              91,121           (53,460)
3.7         OPERATING INCOME                             489,184               804,124             210,705          1,142,142
3.8         NON-OPERATING (EXPENSES) INCOME               (1,867)               (4,716)               (902)           (20,519)
3.8.1       INCOME                                            69                 1,973                 285              1,678
3.8.2       EXPENSES                                     (1,936)               (6,689)             (1,187)           (22,197)
3.9         INCOME BEFORE INCOME  TAXES AND
               MANAGEMENT REMUNERATION                   487,317               799,408             209,803          1,121,623
3.10        INCOME TAX AND SOCIAL CONTRIBUTION         (117,031)             (122,832)            (26,725)          (339,426)
3.11        DEFERRED INCOME TAX ES                      (15,495)              (16,592)            (23,414)           (55,277)
3.12        MANAGEMENT REMUNERATION AND STATUORY
               APPROPRIATIONS                                  0                     0                   0                  0
3.12.1      REMUNERATION                                       0                     0                   0                  0
3.12.2      APPROPRIATIONS                                     0                     0                   0                  0
3.15        NET INCOME FOR THE PERIOD                    354,791               659,984             159,664            726,920
            CAPITAL STOCK-QUANTITY (THOUSANDS)         1,030,693             1,030,693           1,030,693          1,030,693
            EARNINGS PER SHARE                           0,34423               0,64033             0,15491            0,70527
            LOSS PER SHARE                                     -                     -                   -                  -



FEDERAL PUBLIC SERVICE
BRAZILIAN - SECURITIES COMMISSION - CVM                    Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------


04.01 - NOTES TO THE FINANCIAL STATEMENTS

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

                                                           IN THOUSANDS OF REAIS

1        OPERATIONS AND BACKGROUND

         Aracruz Celulose S.A. ("Aracruz", " Company" or "Parent Company"), based in Aracruz, in the state of Espirito Santo, with plants located in the Brazilian states of Espirito Santo and Rio Grande do Sul, was founded in 1967 with the objective of producing and selling short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company's own forests, with an installed production capacity of 2,400 thousand tons per annum.

         The Company's operations are integrated with those of its subsidiaries, which operate in: (i) in the distribution of products on the international market (Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading Hungary Ltd. and Riocell Trade), (ii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.),
         (iii) concession of lands for eucalyptus plantations (Mucuri Agroflorestal S.A), (iv) manufacturing solid wood products (Aracruz Produtos de Madeira S.A), (v) in financial operations (Ara Pulp - Comercio de Importacao e Exportacao, Unipessoal Ltda.), and (vi) supply of wood for pulp production through its investment in affiliated company (Veracel Celulose S.A.).

         Aracruz Celulose S.A. holds 50% of the capital of Veracel Celulose S.A. with which it had an agreement to purchase up to 3,85 million cubic meters of wood from Veracel Celulose S.A. This contract started in 2002 and ended in May 2004, which started forestry cultivation by the affiliate. In 2004 a new purchase agreement was signed in order to purchase up to 1,04 million cubic meters of wood, starting delivery in June 2004 and finishing at the end of 2005. Aracruz and Stora Enzo disclosed their decision to construct the Veracel factory in May 2003. The construction has started on the plant, which will have an annual production capacity for cellulose of 900 thousand tons and is expected to be concluded in two years. The total investment will reach approximately US$ 1,25 billion. The tree planting plan for Veracel's eucalyptus forests in the state of Bahia will continue and will be expanded.

         Aracruz Celulose S.A., and Bahia Sul Celulose S.A., jointly own assets acquired from Florestas Rio Doce S.A. (FRDSA), located in Sao Mateus, state of Espirito Santo. Such assets are comprised of approximately 40,000 hectares of land and eucalyptus forests at a cost of R$ 193,3 million, net of the assignment to the buyers of the rights of a preexisting wood supply agreement of R$ 49,5 million, with a combined net price of R$ 143,8 million. The Company recorded its outstanding balances on this transaction as follows: R$ 96,7 million as accounts payable in short and long-term; and R$ 24,8 million in the heading "trade accounts receivable" in short and long-term. As a result of this transaction, Aracruz and Bahia Sul each started to control half of the related assets. Aracruz will pay the total net amount in 12 quarterly installments of which eight have been already paid.

         In 2003, Aracruz Celulose S.A., acquired control of Riocell S.A. for the amount of R$ 1,635,055 thousand. Goodwill of R$ 839,305 thousand was recognized on this transaction. On January 7, 2004, Riocell S.A. (now known as Guaiba unity, located in the state of Rio Grande do Sul) was incorporated by Aracruz Celulose S.A. (see notes 10 and 11). It mainly produces bleached eucalyptus cellulose and its current production capacity is 400,000 thousand tons of cellulose. The unity's forestry operations include 33,000 thousand hectares of eucalyptus trees.

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                    Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS

2        FINANCIAL DISCLOSURES AND SIGNIFICANT ACCOUNTING PRINCIPLES

         The financial statements have been prepared in accordance with the accounting practices adopted in Brazil and procedures determined by Brazilian Securities Commission - CVM, of which the more significant are as follows:

         a) Sales revenues arise from long-term agreements and, also, "spot" sales of pulp, being recognized upon transfer of the property to the purchaser. Other revenues, costs and expenses are calculated on an accrual basis of accounting.

         b) Inventories are stated at the lower of market value (net realization value) or replacement cost and the average cost of production or acquisition.

         c) The other short and long-term assets are stated at the lower of cost value or at the realization value, the lowest including, when applicable, interest earned.

         d) Fixed assets are carried at cost restated by government indexes up to December 31, 1995, combined with the following: (i) valuation of investments in affiliated company and jointly-controlled company accounted for by the equity method, based on financial information as of September 30, 2004; (ii) depreciation on straight-line basis over the related assets estimated useful lives; (iii) timber depletion computed on the cost of formation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs that benefit future harvests; (iv) goodwill of incorporated subsidiary reclassified to Deferred assets.

         e) Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges up to the date of report.

         f) Preparation of the financial statements requires that management's use estimates and judgments related to the register and disclosure of assets and liabilities, including provisions necessary for losses on accounts receivable, provisions for losses in inventories, definition of useful lives of property, plant and equipment, amortization of pre-operating expenses and goodwill, provision for contingent liabilities and registration of income and expenses values. Actual results may vary from estimates.

         g) The consolidated financial statements include the following Subsidiaries, without any lag in the date of the presentation:

                                                          Share participation on
                                                                capital (%)
                                                          ----------------------
Aracruz Celulose S.A.                                                -
Aracruz Trading S.A.                                                100
Aracruz Trading Hungary Ltd                                         100
Aracruz Celulose (USA),Inc.                                         100
Portocel Terminal Especializado de Barra do Riacho S.A.             51
Mucuri Agroflorestal S.A.                                           100
Aracruz Produtos de Madeira S.A.                                    100
Veracel Celulose S.A.                                               50
Riocell Trade                                                       100
Ara Pulp - Comercio de Importacao e Exportacao, Unipessoal  Ltda.   100

FEDERAL PUBLIC SERVICE
BRAZILIAN - SECURITIES COMMISSION - CVM                    Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS


            The consolidation procedures for the balance sheet and the statements of income reflect the aggregate of the balances of the assets, liabilities, income and expense accounts, together with the following eliminations: (i) interests in capital, reserves, and retained earnings or accumulated losses, and investments, (ii) balances of current accounts and other asset and/or liability accounts maintained among the consolidated companies, (iii) the effects of significant transactions between these companies, (iv) the minority participation on results and stockholders' equity are disclosed and (v) elimination of unearned income on stocks.

            In accordance with Brazilian Securities Commission (CVM) Instruction 247/96, the Company proportionally consolidated its interest in Veracel Celulose S.A., since in accordance with the shareholder agreement control of Veracel Celulose S.A. is jointly shared.


         h) In order to improve the information provided to the stock market, the Company is presenting, as additional information, the statement of cash flows as well as statement of value added.

            The Statement of Cash Flows was prepared in accordance with Pronouncement NPC-20, of the Brazilian Institute of Accountants - IBRACON, reflecting transactions involving cash and cash equivalents of the Company, other than for securities with maturities above 90 days. This statement is divided into sections on operating, investing and financing activities.

            The Statement of Value Added prepared by the Company presents the result of the operations from the point of view of generation and distribution of wealth, where the four main beneficiaries of the wealth generated by the activities of the Company are: employees, government, third party and shareholders' capital.


3         MARKETABLE SECURITIES

          As of September 30, 2004 and June 30, 2004, marketable securities are comprised of certificates of deposits denominated in United States dollars, placed with foreign prime line financial institutions, through its subsidiaries Aracruz Trading S.A and Aracruz Trading Hungary Ltd.



4  TIME DEPOSITS

Represent certificates of deposit with prime line institutions in Brazil, indexed to "CDI", with daily liquidity.

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                    Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS

5  CLIENTS - PULP

                                                     PARENT COMPANY                                  CONSOLIDATED
                                        -----------------------------------------  ---------------------------------------
                                           SEPTEMBER 30, 2004      JUNE 30, 2004      SEPTEMBER 30, 2004    JUNE 30, 2004
                                        ----------------------  -----------------  ----------------------  ---------------
Domestic sales                                         29,432             19,655                  29,432           19,655
Foreign sales
  Subsidiaries                                        459,893            555,011
  Others                                                  773                740                 458,662          487,025
  Allowance for doubtful accounts                                                                 (9,783 )        (10,634 )
                                        ----------------------  -----------------  ----------------------  ---------------
                                                      490,098            575,406                 478,311          496,046
                                        ======================  =================  ======================  ===============


6        INVENTORIES

                                                     PARENT COMPANY                                  CONSOLIDATED
                                        -----------------------------------------  ---------------------------------------
                                           SEPTEMBER 30, 2004      JUNE 30, 2004      SEPTEMBER 30, 2004    JUNE 30, 2004
                                        ----------------------  -----------------  ----------------------  ---------------
Pulp - finished products
   At the plant                                    33,964              65,720                  33,964              65,720
   Other locations
    (Abroad/Tradings)                                                                         183,780             188,343
Pulp - work in process                              3,065               2,954                   3,065               2,954
Wood                                                                                           12,741              13,882
Paper                                               1,745               1,663                   1,745               1,663
Raw material                                       57,690              39,235                  60,852              42,917
Maintenance supplies                               81,062              81,997                  83,581              84,475
Provision for obsolescence /
    market value adjustment                        (1,542)             (2,582)                 (3,782)             (5,158)
Others                                                345                 345                     704                 857
                                    ----------------------  ------------------  ---------------------- -------------------
                                                  176,329             189,332                 376,650             395,653
                                    ======================  ==================  ====================== ===================


FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                    Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS


7        RELATED PARTIES

         Transactions with related parties are stated at amounts, terms and financial charges contracted at market conditions and can be shown as follows:

(A)      SUBSIDIARIES



                                                                                                                  PARENT COMPANY
                         -----------------------------------------------------------------------------------------------------------
                                                                               PORTOCEL
                              ARACRUZ                                          TERMINAL       ARACRUZ
                              TRADING     ARACRUZ     VERACEL             ESPECIALIZADO      PRODUTOS                      TOTAL
                              HUNGARY     TRADING    CELULOSE   RIOCELL     DE BARRA DO    DE MADEIRA   ----------------------------
                                 LTD.        S.A.        S.A.    TRADE      RIACHO S.A.          S.A.          2004         2004
                          ------------  ----------  ----------  --------  --------------  ------------  ------------  -----------

BALANCE SHEET                                                                                             SEPTEMBER         JUNE
                                                                                                        ------------  -----------
Current assets                440,270     19,623                                      3            77        459,973      555,018
Long-term assets                                                                    339         2,529          2,868        2,482
Current liabilities                                                                 581           118            699      165,990
Long-term liabilities       2,062,956                                                                      2,062,956    2,373,573

                                                                                                                2004        2003
                                                                                                        ------------  -----------
TRANSACTIONS OF THE
PERIOD                                                                                                     SEPTEMBER    SEPTEMBER
                                                                                                        ------------  -----------

Sales revenue               1,404,400    417,954                 33,424                           246      1,856,024    1,957,492
Payments of port                                                                  8,066                        8,066        6,814
services
Purchase of wood                                      124,386                                                124,386      180,388
Financial Expense
(Income), net                 161,384     56,235                 (1,236 )                                    216,383      142,940


(B)      STOCKHOLDERS AND AFFILIATED COMPANIES

                                                                                                               CONSOLIDATED
                                          ----------------------------------------------------------------------------------
                                                  STOCKHOLDERS     AFFILIATED COMPANY
                                          ---------------------  ---------------------
                                                BNDES - BANCO
                                                   NACIONAL DE           CIA. DE                                      TOTAL
                                               DESENVOLVIMENTO         NAVEGACAO        ------------------------------------
                                            ECONOMICO E SOCIAL            NORSUL                  2004                 2004
                                          ---------------------  ---------------------  ---------------  -------------------
BALANCE SHEET                                                                                     JUNE                 JUNE
                                                                                        ---------------  -------------------
Current assets                                                                                                        2,224
Current liabilities                                    157,979                                 157,979              157,027
Long-term liabilities                                  773,248                                 773,248              739,152

                                                                                                  2004                 2003
                                                                                        ---------------  -------------------
TRANSACTIONS IN THE SEMESTER                                                                 SEPTEMBER            SEPTEMBER
                                                                                        ---------------  -------------------
Sales revenue (i)                                                                                                    59,525
Financial Expense (Income), net                         63,277                                  63,277               47,546
Freight expenses                                                               15,464           15,464                6,600

(i) In 2003 this value refers to the related party James River Corporation
    (stockholder).


8        TAXES


FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                    Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS


(A)      TAX CREDITS

                                                                PARENT COMPANY                                  CONSOLIDATED
                                                  -----------------------------------------  ---------------------------------------
                                                      SEPTEMBER 30, 2004      JUNE 30, 2004      SEPTEMBER 30, 2004    JUNE 30, 2004
                                                  ----------------------  -----------------  ----------------------  ---------------

DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION
Tax losses                                                                                                    3,090           3,029
Timing differences (i)                                           (90,710)           (75,215)                (90,398)        (74,904)
Negative basis for social contribution on
   Earnings                                                                                                   1,188           1,166
 INCOME TAX TO BE RECOVERED / OFFSETED
Income tax and social contribution on
   earnings - estimate                                            34,503              7,034                  34,513           7,034
Withholding income tax on securities                              20,386             12,609                  24,538          16,388
Income tax on securities - not withheld                               65                                         94              59

VALUE-ADDED TAX ON SALES AND SERVICES
  - ICMS (ii)                                                    326,271            311,209                 331,486         315,595
 VALUATION ALLOWANCE OF ICMS                                    (317,317)          (301,339)               (317,317)       (301,339)
OTHERS                                                            21,721             47,023                  72,225         102,842
                                                    --------------------  -----------------  ----------------------  --------------
                                                                  (5,081)             1,321                  59,419          69,870
                                                    ====================  =================  ======================  ==============
Short term                                                        65,209             63,023                 117,473         125,716
                                                    ====================  =================  ======================  ==============
Long term assets (liabilities), net                              (70,290)           (61,702)                (58,054)        (55,846)
                                                    ====================  =================  ======================  ==============

         (i)  Timing differences are stated at net value.

         (ii) Since the promulgation of the Federal Law number 87, on September 13, 1996, the Company's Espirito Santo plant has been accumulating ICMS (state Value Added Tax - VAT) credits, resulting from its predominantly export activity. The Company has the legal right, not contested by the state authorities, to claim those credits from the Espirito Santo State. However, in the view of the financial difficulties of the state, the Company does not foresee recovery of the credits in the short-term. Based on these facts, the Company decided, in 2002, to record a provision for losses of 100% of such ICMS credit balances, then registered on the accounting books, as well as to make similar provisions related to any subsequent credits to be earned.

              In September 2002, the Company filed a lawsuit against Espirito Saint State, to have guaranteed its right to use the accumulated credits of current ICMS to pay for the purchase of goods used in pulp production.

              The amount of R$ 8,954, not covered by the provision for loss, refers to ICMS credits of the Rio Grande do Sul's plant (Guaiba unity), which management has been offsetting against purchases in the normal course of business.


(B) INCOME TAX AND SOCIAL CONTRIBUTION IN THE STATEMENT OF OPERATIONS RESULTS FROM:

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                    Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS

                                                                PARENT COMPANY                                  CONSOLIDATED
                                                  -----------------------------------------  ---------------------------------------
                                                   SEPTEMBER 30, 2004    SEPTEMBER 30, 2003  SEPTEMBER 30, 2004   SEPTEMBER 30, 2003
                                                  --------------------   ------------------  ------------------   ------------------
NET INCOME TAX, SOCIAL
    CONTRIBUTION AND MINORITY INTEREST                    799,408              1,121,623               793,933             1,130,840
                                                  ====================   ==================  ==================   ==================
Income tax and social contribution at
   enacted tax rate of 34%                                271,799                381,352               269,937               384,486

ADJUSTMENTS TO DETERMINE EFFECTIVE
TAX RATE
 Equity in results of subsidiaries/results
   of subsidiaries taxable with different                (137,064)                42,783              (126,167)               42,781
    enacted tax rates.

 Depreciation, amortization, depletion
   and disposals - Art. 2. Law 8200/91                      2,142                  2,517                 2,142                 2,517
    Contributions and donations                             1,582                    204                 1,582                   204
    Other permanent differences                               965                    489                   939                19,833
    Reversal of "Plano Verao" provision
       (Note 14(d))                                                              (32,642)                                   (32,642)
    Realized income                                                                                                          (2,166)
                                             --------------------  ---------------------  --------------------  --------------------

Income tax and social contribution                        139,424                394,703               148,433               415,013
                                             ====================  =====================  ====================  ====================

     Income tax and social contribution
          Current                                         122,832                339,426               135,528               362,579
          Deferred                                         16,592                 55,277                12,905                52,434


9        INVESTMENTS - PARENT COMPANY



                                                                      PORTOCEL-TERMINAL

                                            ARACRUZ                                     ARACRUZ
                                 ARACRUZ   CELULOSE       MUCURI       ESPECIALIZADO    PRODUTOS
                                                                                       DE MADEIRA
                                 TRADING     (USA)    AGROFLORESTAL     DE BARRA DO        S.A.
                                   S.A.        INC.     S.A. (i)        RIACHO S.A.
                                 ------------------------------------------------------------------
IN SUBSIDIARIES
Interest in voting capital %        100.00    100.00          100.00            51.00      100.00
                                 ========= ========== ==============     ============   ===========
At September 30, 2004                 279        572          72,300            1,248     130,940
Subscribed and paid-up
capital
  Shareholders equity              50,585      9,942          70,175            1,719      56,205
Net (loss) income for the
quarter                               164   (11,157)                            (133)     (2,178)
                                 ========= ========== ==============     ============   ===========
Investment movement
  At the beginning of the
quarter                            61,537     22,190          70,175              945      58,383
  Capital paid-up
  Capital reduction
  and dividend
  distribution by
  subsidiary (iv)                (10,915)
  Equity in the results of
  subsidiaries (iii)                 (37)   (12,248)                             (68)     (2,178)
                                 --------- ---------- --------------     ------------   -----------
                                   50,585      9,942          70,175              877      56,205

ACQUISITION OF INVESTMENTE
GOODWILL

REALIZATION OF GOODWILL
                                 ========= ========== ==============     ============   ===========
                                   50,585      9,942          70,175              877      56,205
                                 ========= ========== ==============     ============   ===========
OTHER INVESTMENTS

TOTAL


                                                                             ARA PULP
                                                                              COM. DE
                                                 RIOCELL        ARACRUZ       IMPORT
                                  VERACEL         TRADE         TRADING     EXPORTACAO
                                                                            UNIPESSOAL
                                  CELULOSE      A LIMITED       HUNGARY
                                  S.A.(II)   PARTNERSHIP (V)       LTD.          LTDA
                                                                                             TOTAL
                                 ---------- ----------------- ----------- -------------- --------------
IN SUBSIDIARIES
Interest in voting capital %          50.00            100.00      100.00         100.00
                                 ========== ================= =========== ============== ==============
At September 30, 2004             1,394,780                63          31             35
Subscribed and paid-up
capital
  Shareholders equity             1,375,387             3,080     377,722          4,766
Net (loss) income for the
quarter                             (1,021)             (498)     108,606          1,609
                                 ========== ================= =========== ============== ==============
Investment movement
  At the beginning of the
quarter                             555,865            87,073     269,061          3,157   1,128,386
  Capital paid-up                   131,362                                                  131,362
  Capital reduction
  and dividend
  distribution by
  subsidiary (iv)                                    (81,179)                               (92,634)
  Equity in the results of
  subsidiaries (iii)                    466           (2,274)     108,661          1,609      93,931
                                 ========== ================= =========== ============== ==============
                                    687,693             3,080     377,722          4,766   1,261,045

ACQUISITION OF INVESTMENTE
GOODWILL                             50,305                                                   50,305

REALIZATION OF GOODWILL            (32,971)                                                 (32,971)
                                 ========== ================= =========== ============== ==============
                                    705,027             3,080     377,722          4,766   1,278,379
                                 ========== ================= =========== ============== ==============
OTHER INVESTMENTS                                                                                394
                                                                                         --------------
TOTAL                                                                                      1,278,773
                                                                                         ==============



(i) As described in Note 1, this subsidiary ceded its lands in a free lease agreement for the cultivation of eucalyptus forests.

FEDERAL PUBLIC SERVICE
BRAZILIAN - SECURITIES COMMISSION - CVM                    Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS


         (ii) Considering the capitalization plan of the jointly-controlled subsidiary Veracel Celulose S.A., up to September 30, 2004, capital was increased to R$ 560,604 (R$ 131,362 in the third quarter of 2004), used in the construction of Veracel plant unit, as described in Note 1, and it was purchased 5% of its capital, amounting to R$ 33,718, being calculated a goodwill of R$ 22,972.

               The goodwill arising on the acquisition of Veracel Celulose S.A. was based on the market value of assets and on the estimates relating to future profits of the business, of which R$ 32,971 was amortized through September 30, 2004, R$ 16,803 of which related to the purchase of the 5% stake acquired in January 2003.

               Goodwill attributable to assets is amortized based on the realization of the market value of such assets, whereas goodwill based on estimates of future profitability is amortized based on the utilization of planted eucalyptus areas. In the latter case, the amortization is appropriated to the cost of forest - growing and recognized in income in the year in which the trees are felled.

         (iii) The exchange variances on foreign investments are recorded in "Equity Results of subsidiaries".

         (iv)  During the third quarter of 2004 the subsidiary Aracruz
               Trading S.A. distributed dividends in the amount of R$ 4,046 and reduced capital as approved by the stockholders', in the amount of R$ 6,869, and Riocell Trade distributed dividends in the amount of R$ 49,734 and reduced capital as approved by the stockholders', in the amount of R$ 31,935.

         (v) Riocell Trade is a Limited Liability Society, which became a direct investment of Aracruz Celulose S.A., and is recorded on the Equity Method following the incorporation of Riocell S.A. (Note 1).

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                    Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS


10       FIXED ASSETS

                                                                                                         2004         2004
                                                                   -------------------------------------------  -----------
                                                                                                    SEPTEMBER         JUNE
                                                                   -------------------------------------------  -----------
                                                          ANNUAL                    ACCUMULATED
                                                    DEPRECIATION                    DEPLETION /
                                                          RATE-%          COST     DEPRECIATION           NET          NET
                                                -----------------  ------------  ---------------  ------------  -----------
PARENT COMPANY
 Land                                                                  588,784                        588,784      574,710
 Industrial and forestry equipment                        4 a 25     4,133,918        1,626,049     2,507,869    2,564,860
 Forests                                                     (*)       777,695          130,777       646,918      615,571
 Buildings and improvements                               4 e 10       916,585          445,204       471,381      477,213
 Data processing equipment                                    20        81,843           58,461        23,382       24,369
 Administrative and other  facilities                 4, 10 e 20       163,371           54,192       109,179      112,052
 Construction in progress                                               59,913                         59,913       41,725
                                                                   ------------  ---------------  ------------  -----------

 Total parent company                                                6,722,109        2,314,683     4,407,426    4,410,500
                                                                   ------------  ---------------  ------------  -----------
 SUBSIDIARIES AND INVESTMENT IN AFFILIATED
  COMPANY

 Land                                                                  135,547                        135,547      132,416
 Industrial and forestry equipment                        4 a 20        47,533           12,774        34,759       34,770
 Forests                                                     (*)       132,361           23,626       108,735       83,803
 Buildings and improvements                               4 e 10        54,334            6,608        47,726       45,346
 Equipment of  data processing                                20         4,174            1,764         2,410        2,340
 Administrative and other  facilities                 4, 10 e 20         8,636            2,925         5,711       37,713
 Advances for projects in progress                                     347,181                        347,181      320,129
 Construction in progress                                              459,728                        459,728      258,397
                                                                   ------------  ---------------  ------------  -----------
 Total consolidated                                                  7,911,603        2,362,380     5,549,223    5,325,414
                                                                   ============  ===============  ============  ===========

(*) Depleted in accordance with the criteria described in Note 2(d).

In connection with Riocell subsidiary's merger into in the parent company on January 7, 2004 (Notes 1 and 9), fixed assets were added in the first quarter, net of depreciation, in the amount of R$959,900.


FEDERAL PUBLIC SERVICE
BRAZILIAN - SECURITIES COMMISSION - CVM                    Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS


         Depletion and depreciation expenses in the three-month period ended on September 30, 2004 and 2003 were allocated as follows:

                                                                                   PARENT COMPANY AND CONSOLIDATED
                                                                ---------------------------------------------------
                                                                        3RD QUART. 2004           3 RD QUART. 2003
                                                                ------------------------     ----------------------
Industrial and forestry costs                                                     98,760                     72,894
Operating expenses                                                                1,356                      1,209
                                                                ------------------------     ----------------------

PARENT COMPANY                                                                  100,116                     74,103

Industrial and forestry costs                                                     4,297                     11,922
Operating expenses                                                                  132                      3,106
                                                                ------------------------     ----------------------
CONSOLIDATED                                                                    104,545                     89,131
                                                                ========================     ======================


11       DEFERRED ASSETS

                                                           AMORTIZATION (YEARS)                 2004                2004
                                                        ------------------------  -------------------  ------------------
         PARENT COMPANY                                                                    SEPTEMBER                JUNE

Pre-operating expenses                                                       10               64,555              64,555
Administrative expenses and product development                          3 a 10               11,244              11,244
Improvements to forestry properties                                          10                1,330               1,330
Riocell Goodwill - Incorporation (i)                                         10              562,883             562,883
                                                                                  -------------------  ------------------
                                                                                             640,012             640,012
Accumulated amortization                                                                    (109,857 )           (95,140 )
                                                                                  -------------------  ------------------

TOTAL PARENT COMPANY                                                                         530,155             544,872
                                                                                  -------------------  ------------------
SUBSIDIARIES AND JOINTLY-CONTROLLED

Forests                                                                                      114,750             109,976
Industrial                                                                   10                  127                 127
Others                                                                                           107                 108
                                                                                  -------------------  ------------------

                                                                                             114,984             110,211
Accumulated amortization                                                                     (25,025 )           (22,975 )
                                                                                  -------------------  ------------------
                                                                                              89,959              87,236
                                                                                  -------------------  ------------------
TOTAL CONSOLIDATED                                                                           620,114             632,108
------------------                                                                ===================  ==================

Amortization expenses in the three-months period ended September 30, 2004 and 2003 were allocated as follows:

                                                                                  3RD QUART. 2004      3RD QUART.2003
                                                                                  -------------------  ------------------
Industrial and forestry costs                                                                    645                 688
Operating expenses                                                                            14,072                  73
                                                                                  -------------------  ------------------

PARENT COMPANY                                                                                14,717                 761
                                                                                  -------------------  ------------------

Industrial and forestry costs                                                                  2,051               2,051
CONSOLIDATED                                                                                  16,768               2,812
                                                                                  ===================  ==================


         (i) The goodwill arising on the June 30, 2003 acquisition of Riocell S.A., was based on the market value of assets and on management estimates of future profitability, of which R$ 3,967 was amortized through December 2003.

               As a result of the merger of Riocell into Aracruz Celulose S.A., the goodwill related to future profitability was transferred to deferred assets, and it is being amortized over 10 years, and the goodwill based on the market value of assets was allocated to fixed assets and is realized in accordance with the depreciation. In addition, Riocell Trade S.A. with the incorporation of Riocell became a direct investment of Aracruz Celulose S.A. recorded on the equity method.

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                    Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS

12       LOANS AND FINANCING

                                                                               PARENT COMPANY                           CONSOLIDATED
                                                        --------------------------------------  ------------------------------------
                                       ANNUAL RATE        SEPTEMBER 30, 2004   JUNE 30, 2004    SEPTEMBER 30,  2004    JUNE 30, 2004
                                      OF INTEREST(%)
                                     -----------------  ---------------------  ---------------  -------------------  ---------------
Local currency
  Loans indexed to TJLP                  7.8 to 11.50              534,713          558,204             729,664            764,206
  Loans indexed to "basket of
  currencies"                                   10.23              115,065          131,956             201,563            131,956
  Loans indexed to "others
  currencies"                                    8.75               10,193                               15,190              2,255

Foreign currency (US dollars)
  Loans linked to securitization of
    export  receivables                  5.98 to 7.05                                                 2,287,575          2,525,818

  Advances on export contract /
    Prepayment                           1.67 to 4.98              996,322        1,078,044             996,322          1,078,044

  Other loans / financings               1.43 to 7.08               36,954           41,508             250,439            185,285
                                                        ------------------  ---------------  ------------------  -----------------

                                                                 1,693,247        1,809,712           4,480,753          4,687,564

Current portion (including accrued
interest)                                                         (383,089)        (350,354)           (578,367)          (539,205)
                                                        ------------------  ---------------  ------------------  -----------------

Long-term maturities                                             1,310,158        1,459,358           3,902,386          4,148,359
                                                        ------------------  ---------------  ------------------  -----------------

2005                                                                41,158          117,037             128,038            270,430
2006                                                               429,963          456,540             836,667            892,470
2007                                                               533,339          568,912           1,012,084          1,065,542
2008 a 2014                                                        305,698          316,869           1,925,597          1,919,917
                                                        ------------------  ---------------  ------------------  -----------------

                                                                 1,310,158        1,459,358           3,902,386          4,148,359
                                                        ------------------  ---------------  ------------------  -----------------

(A)      LOANS WITH BNDES (STOCKHOLDER)

         As of September 30, 2004, Aracruz Celulose S.A. (parent company) had outstanding loans in the amount of R$ 647,144 (and June 30, 2004 - R$ 687,408), mainly with its shareholder BNDES - National Bank for Economic and Social Development, bearing interest at annual rates ranging from 7.80% and 10.23%, to be amortized in the period from 2004 to 2009.

         The loans with BNDES have mortgages, at various degrees, on the plant, land and forests and with a statutory lien on the machines and equipment, which were borrowed.


(B)      PRE-EXPORT FINANCING

         As of September 30, 2004, the Company had open balances in the amount of R$ 986,217 (US$ 345,000) related to pre-export financing, with interest rates ranging from 1.67% to 4.98% and maturities between December, 2004 and March, 2008.


(C)      ARACRUZ TRADING S.A.  AND ARACRUZ TRADING HUNGARY LTD. (SUBSIDIARIES)

         In February 2002, Aracruz Celulose S.A., through its subsidiary Aracruz Trading S.A., entered into an agreement with a special-purpose entity
         (SPE). This SPE received US$ 250 million through the issue of export securitization notes and these funds were advanced to Aracruz Trading S.A. In August 2003, the Company carried out a second issue of export securitization notes, amounting to US$ 400 million, and a

FEDERAL PUBLIC SERVICE
BRAZILIAN - SECURITIES COMMISSION - CVM                    Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS


         third issue on the amount of US$ 175 million on May 2004 under the same terms and conditions as those established in the securitization program of February 2002. The resulting funds were transferred to Aracruz Celulose S.A. as a prepayment of future pulp purchases. In return, Aracruz Celulose S.A. securitized the financing by selling to the SPE of 95% of its current and future export accounts receivables. In June 2003, this obligation was reduced to 80% of such receivables. In February 2004, the Aracruz Trading Hungary Ltd. was included in the securitization program, in addition to Aracruz Trading S.A. Each month, the collections surpluses to contractual securitization requirements are transferred to Aracruz Trading S.A. and Aracruz Trading Hungary Ltd..

         The table below summarizes the terms and conditions of all note issues under the securitization program:

                                                                                                             Principal Balance
                                                                                 ---------------------------------------------
                      Original Credit         Annual
Issued                 US$ Thousands      Interest rate %        Due Date            September 30, 2004          June 30, 2004
------------------  -------------------  -----------------  -------------------  ----------------------  ---------------------
February, 2002                  250,000              5.984  February, 2009                      631,779                725,663
August,  2003                   400,000              7.048  September, 2011                   1,143,440              1,243,000
May, 2004                       175,000              6.361  May, 2012                           500,255                543,818
                    -------------------                                          ----------------------  ---------------------
                                825,000                                                       2,275,474              2,512,481
                    ===================                                          ======================  =====================

13       FINANCIAL INSTRUMENTS
         (CVM INSTRUCTION N(0) 235/95)

(A)      RISK MANAGEMENT

         The Aracruz Group operates internationally and is exposed to market risks from changes in foreign exchange rates and interest rates.

         The exposure of the Company to liabilities in US dollar does not represent risk from the economic and financial point of view, given that exchange variances arising from the future settlement in local currency of foreign currency denominated liabilities are offset by exchange variances in the opposite direction arising from operating income, as almost all sales are exported.

         Derivative financial instruments also are used by the management of the Company to mitigate the exchange risks and of interest.

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                    Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS


(B) MARKET VALUE


The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated market value amounts.

The estimated market values of the Company's financial instruments at September 30, 2004, can be summarized as follows:

                                                             PARENT COMPANY           CONSOLIDATED
                                              ------------------------------  -----------------------------

                                              ACCOUNTING             MARKET       ACCOUNTING        MARKET
                                              ----------             ------       ----------        ------
ASSETS
------
Cash and cash equivalents                          1,488              1,488          102,579       102,579

Marketable Securities                             10,261             10,261          141,016       141,016

Debt Securities                                1,047,041          1,047,041        1,047,041     1,047,041

LIABILITIES
-----------
Short and long-term financing
  (interest included)                          1,693,247          1,693,247        4,480,753     4,573,572


Market values of financial assets and short and long-term financing were determined by using current interest rates for operations with similar conditions and maturities.


(C)      FINANCIAL DERIVATIVES

         The position of financial derivatives as of September 30, 2004 is represented by 770 contracts of future Interbank Deposit Certificate (Futures and Commodities Exchange - BM&F) with notional value of R$ 110 million (US$ 39 million), and by forward operations of Euros with foreign financial institutions (through its subsidiary Ara Pulp - Comercio de Importacao e Exportacao, Unipessoal Ltda. ) on the net value of R$ 71 million (EUR 20 million and US$ 25 million) with maturities between November of 2004.


14       CONTINGENCIES


         The Company's accounting records and operations are subject to assessment by tax authorities and possible notices related to further payments of taxes and contributions over different expiration dates in compliance with the applicable legislation.

FEDERAL PUBLIC SERVICE
BRAZILIAN - SECURITIES COMMISSION - CVM                    Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS


The Aracruz Celulose S.A. group judicial situation includes labor, civil and tax suits. Management, based on the representation of external legal attorneys, understands that the appropriate directions and judicial steps made in each situation are enough to preserve the stockholders' equity of the Parent Company, without additional contingencies provision besides the amount recorded as of September 30, 2004. The principal judicial claims are as follows:


(A)      LABOR CLAIMS

         The most significant labor claims are in respect of inflation indexes in the light of precedents established by the Labor High Court, which have not recognized the existence of acquired rights relating to these indexes.

         In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipality of Aracruz has agreed to part of the claims of the employees, as represented by their Union. The Company has appealed.

         At September 30, 2004, the Parent Company maintained provisions in the approximate amounts of R$ 30,900, to cover possible unfavorable decisions, as well as judicial deposits in the amount of R$ 13,800 (consolidated R$ 32,100 of contingencies provisions and R$ 16,100 of legal deposits).


(B)      NATIONAL INSTITUTE OF SOCIAL SECURITY - INSS

         In March 1997, the Company received INSS assessments relating principally to accommodation allowances. The inspectors took the view that symbolic rentals are charged with the objective of reducing salary costs, thus constituting indirect salary benefits (remuneration in kind) and, consequently, underpayment of tax on the salaries in kind. The Company has filed a defense requesting the cancellation of these assessments.

         At September 30, 2004, the Company's judicial deposits amounted to approximately R$ 17,000; however, based on the advice of its legal counsel, indicating the possibility of a favorable judgment in this case, no provision has been established for unfavorable decisions.


(C)      PIS/COFINS

         The Company disagrees with the legitimacy of the debt and filed an injunction against the changes in the basis for calculation of PIS and COFINS as well as the increase in the COFINS rate imposed by Law 9.718/98. A preliminary injunction was favorable to the Company on April 5, 1999. Due to court decisions unfavorable to other taxpayers in similar lawsuits, on August 29, 2003, the Company decided to withdraw part of claims filed, and chose to adhere to the PAES program - special payment in installments (R$ 59,471) - created by Law 10.684/2003, and maintained only the claims regarding foreign exchange differences. The remaining amount, related to the period February 1999-September 2003, amounts to approximately R$ 133,400, already adjusted to current price levels based on Brazil's base rate (SELIC), which is appropriately reflected in accounting under tax litigation - long-term receivable.

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                    Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS


(D)      INCOME TAX AND SOCIAL CONTRIBUTION RELATED TO THE "PLANO VERAO"

         In December 1994, the Company filed an ordinary lawsuit to include in the determination of income tax and social contribution the IPC difference in January 1989 of 70.28%. The Federal Regional Court, 2nd Region (the "Tribunal") subsequently accepted the use of 42.72%. Beginning in the first quarter of 2002 with the substantial utilization of the Company's net operating losses in Brazil, the Company began computing income tax using the 42.72% deduction and has included a provision for contingencies of R$ 54,630. The Company obtained a final court ruling and, consequently, made a reversal of this provision, against income tax expense and financial expense in the amounts of R$ 32,642 and R$ 21,988 respectively.


(E)      SOCIAL CONTRIBUTION ON NET INCOME - NON-INCIDENCE ON THE EXPORTATION
         REVENUES

         In September, 2002, the Company obtained a Court Order that gave it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard, adjusted by Brazil's base rate (SELIC), in the amount of R$ 131,900, which is being accrued as a liability until a final decision is reached.


(F)      OTHER

         The Company maintains, based on its legal counsel's opinion, a provision for fiscal contingencies in the total approximate amount of R$ 29,900. For those contingencies, the Company also maintains judicial deposit of approximately R$ 14,200.


15       TAX INCENTIVES

         The Company is located in an area of ADENE (Agency for the Development of the Northeast Region). Decree 4213 dated April 16, 2002 considers that the paper and pulp industry is a priority for the regional development, therefore the Company is entitled to income tax rate reduction, plus additional non-refundable amounts determined through the profit on tax incentives.

         The concession of this benefit was authorized by ADENE's decree and then recognized by the tax Federal Bureau in December, 2002, as follows:

         (i) Profit related to the volume produced by plant C, up to the limit of 780 thousand ton/year over 10 years: 75% of reduction in the income tax rate as from 2003 to 2012.

         (ii) Profit related to the volume produced by plants A and B, up to the limit of 1,300 ton/year over 10 years, in accordance with the following criteria: 37.5% of income tax rate reduction until 2003, 25% of

FEDERAL PUBLIC SERVICE
BRAZILIAN - SECURITIES COMMISSION - CVM                    Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS


         income tax rate reduction as from 2004 to 2008, and 12.5% of income tax rate reduction as from 2009 to 2013.

         On January 9, 2004 the Company received a correspondence of ADENE (Agency for the Development of the Northeast) informing that "in respect to the reexamination of the Juridical Consulters of the Integration Ministry regarding the space area covering the concession of the referred incentive", the right of use of the benefit granted and earned would be dismissed, and that ADENE would provide its repeal. Subsequently, ADENE cancelled the effect of the correspondence mentioned above, respecting the arguments and the judicial measure filed by the Company.

         From June 30, 2004 through September 30, 2004, the following legal instruments and acts occurred referring to the ADENE's benefits:

         - ADENE notification no 83/04 of July 8, 2004 : granting Aracruz 10 days to present comments on the administrative process;

         - ADENE's official letter no 733/04 as of September 06, 2004:
         Constitutive reports annulling of the fiscal benefits;

         - ADENE's official letter appeal no 733/04 granted by the Company on September 17, 2004: Administrative appeal against the annulling Constitutive reports of the fiscal benefits;

         - ADENE notification confirming that the basis for the fiscal incentives is still in force.

         The Company's management, supported by its legal advisors, believes that the ADENE's decision is inadequate and does not reach the benefits recognized during the effective date of the benefit granted (R$ 130,600 at September 30, 2004, registered in capital reserve).

         Therefore, on September 30, 2004 and December 31, 2003 no tax provision related to the benefit used on these periods was recorded.

         Convinced about its rights, the Company will seek all available legal instruments to revoke the decree, for the entire period of the tax benefit.


16       COMMITMENTS

(A)      SUPPLY OF CHEMICAL PRODUCTS

         Long-term contracts entered into between Aracruz Celulose S.A. and Canadianoxy Chemicals Holdings Ltd. in December 1999 and May 2002 for the supply of chemical products to Aracruz Celulose S.A include clauses for suspension and cancellation of these supply contracts in line with market practices (e.g. force majeure), as well as performance incentive clauses, such as sharing of productivity gains, preferred customer pricing, and "take or pay", in which the Parent Company assumes an obligation to acquire volumes of chemical products which are conservatively projected for the next six years beginning as of the date of the contract. Any balances of purchases that exceed quantities used in one year's production will be offset against purchases in following years.

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                    Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS


(B)      WOOD SUPPLY

         The Company entered into a loan agreement with Bahia Sul Celulose S.A. to obtain a loan of 1,900 thousand m(3) of eucalyptus wood, to be provided by the Parent Company up to December 31, 2004. The agreement establishes that the equivalent volume must be returned considering similar operating conditions between 2006 and 2008. Based on current costs of forest formation, at September 30, 2004, an amount of R$ 12,918 was recorded related to the volume already provided (R$ 9,217 on June 30, 2004).


(C)      TERMS OF CONDUCT AGREEMENT - INDIAN COMMUNITIES

         The Company was involved in an administrative dispute concerning the enlargement of Indian reserves on Company land. In the first semester of 1998, the "Terms of Conduct Agreement" was signed, in the form and for the effects of the contents of paragraph 6 of Article 5 of Law No. 7.347/85, in which the Indian communities recognized as legitimate the Rulings from the Ministry of Justice Nos. 193, 194 and 195, all of March 6, 1998, which established the enlargement of their reserves by
         2.571 hectares of land belonging to the Company. In addition, the Company also committed to give financial assistance to the Indians in social, agricultural, educational, housing and health projects, amounting to approximately R$ 13,500 (historical value), restated monthly based on the variation of the higher of the IGPM or IPC indexes, or their substitutes. The total of this financial assistance should be paid out over a period of 20 years, conditioned on the compliance to certain clauses and conditions that determined obligations to the Indian Communities.

         Should the Indigenous Communities default on their obligations, after being duly notified by MPF, the Company will be free from the obligations imposed by the "Terms of Conduct Agreement". In accordance with these terms, at September 30, 2004, the accumulated amount that the Company had donated to the Associations of the Indigenous Communities was of R$ 8,632.


17       EMPLOYEE POST-RETIREMENT BENEFIT PLANS

         ARUS (Aracruz Social Security Pension Fund) is a pension fund closed entity, which acts under the form of a multisponsor fund, and without profitable purposes. In September 1998, previously existent plan was replaced by another plan that adopts the defined contribution system for retirement (Arus Retirement Plan).


18       INSURANCE COVERAGE

         In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Based on systematic risk analyses, together with modern insurance techniques,

FEDERAL PUBLIC SERVICE
BRAZILIAN - SECURITIES COMMISSION - CVM                    Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS


         the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

         At 2004, the Company's assets were insured against loss for a total amount of R$ 1,500,000.


19       STOCKHOLDERS' EQUITY


(A)      CAPITAL

         On September 30, 2004 and June 30, 2004, the authorized capital is of R$ 2,450,000 and the subscribed and paid-in capital is of R$ 1,854,507, represented by 1,032,554 thousand registered shares, with no par value, comprising 455,391 thousand common shares, 38,024 thousand Class A preference shares and 539,139 thousand Class B preference shares. The Class A stock may be converted to Class B stock at any time.

         In accordance with the Company By-laws, preference shares do not have voting rights, but have priority on return of capital in the event of liquidation of the Company. Class A preference shares are assured of a minimum annual dividend proportionate to 6% of their share of capital. Class B preference shares are entitled to a dividend equivalent to that paid on the common shares, but without priority. However, in order to comply with Law 9.457 of May 5, 1997, management has proposed to pay Class B preference shareholders, as from 1997, a dividend 10% greater than that paid to the common shares.


(B)      DIVIDENDS

         The Company's By-laws assure to the stockholders a minimum annual dividend equivalent to 25% of the parent Company's net income, adjusted by any increases or decreases in the reserves, as defined by corporate legislation.


(C)      TREASURY STOCKS

         At the Ordinary General Meeting held on July 29, 2002, management decided to cancel 45,365,593 preferred shares (35,301 class "A" shares and 45,330,292 class "B" shares), all held in treasury. Approval was also given to keep 483,114 ordinary shares in treasury with a view to maintaining the number of existing voting shares. The cancellation of shares did not result in a reduction of the subscribed capital.

         In a meeting held on October 17, 2002, the Council of Administration of Aracruz Celulose S.A., in accordance with item XIV of art. 16 of its Social Statute and items 1st and 8th of Instruction CVM no. 10, of February 2, 1980, authorized the Management to negotiate with treasury stock issued by Company to the limit of, 1.115.933 common shares,
         259.216 preferred shares class A and 43.197.491 preferred - class "B". The Company has for objective its subsequent cancellation, without reduction of the capital stock.

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                    Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS


         On September 30, 2004, the Company held 483 thousand ordinary shares, 1,378 thousand Class B preferred shares in treasury stock.


(D) RECONCILIATION OF SHAREHOLDERS' EQUITY AND RESULTS OF OPERATIONS - PARENT COMPANY AND CONSOLIDATED

                                                                                   2004               2004
                                                                      -----------------  ------------------
STOCKHOLDERS' EQUITY                                                          SEPTEMBER                JUNE
--------------------------------------------------------------------  -----------------  ------------------
Stockholders' Equity - Parent Company                                        3,502,579           3,120,087

Unrealized profits                                                            (156,556)           (183,961)
Unrealized shipping expense                                                     22,492              29,613

Income tax and social contribution over unrealized profits                      45,582              52,478
                                                                      -----------------  ------------------

Stockholders equity - Consolidated                                           3,414,097           3,018,217
                                                                      =================  ==================


RESULTS OF PERIOD (JANUARY TO SEPTEMBER)                                         2004                2003
--------------------------------------------------------------------  -----------------  ------------------
                                                                             SEPTEMBER           SEPTEMBER
                                                                      -----------------  ------------------
Net income  - Parent Company                                                   659,984             726,920

Realized (unrealized) profits                                                  (28,253               2,561   )

Unrealized shipping expense                                                      6,193             (22,675   )

Income tax and social contribution over unrealized profits                       7,501               9,005
                                                                      -----------------  ------------------

Net income - Consolidated                                                      645,425             715,811
                                                                      =================  ==================


1        STATEMENT OF CASH FLOWS

                                                                           PARENT COMPANY                    CONSOLIDATED
                                                         ---------------------------------  ------------------------------
                                                                              3RD QUARTER                     3RD QUARTER
                                                         ---------------------------------  ------------------------------
                                                                   2004              2003            2004            2003
                                                         ---------------  ----------------  --------------  --------------
OPERATING ACTIVITIES

NET INCOME FOR THE QUARTER                                      354,791           159,664         368,179         168,276
  Adjustments to reconcile net income
    With cash flow provided by operating activities
     Depreciation, amortization and depletion                    114,833            74,864         121,313          91,943
    Equity in the results of subsidiaries                       (93,931 )         (91,12  )
     Deferred Income tax and social contribution                 15,495            23,414          22,307          21,252
     Exchange and monetary variations                          (252,181 )          79,092        (250,938 )        60,089
     Fiscal incentive - ADENE                                    27,701             8,673          27,701           8,673
     Provision for contingencies, net                            40,241            80,222          40,241          78,295
     Provision for losses in tax credits                         15,978            18,463          15,978          18,463



FEDERAL PUBLIC SERVICE
BRAZILIAN - SECURITIES COMMISSION - CVM                    Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS

     Realization of goodwill                                      1,938             1,184           1,938           1,184
     Residual value of property, plant and
        equipment disposed of                                       (25 )           6,478             (28 )           (465)

DECREASE (INCREASE) IN ASSETS
     Debt securities                                            (31,311 )         (27,449         (31,311 )       (16,976 )
     Accounts receivable                                         30,350            (4,072 )       (39,527 )       (19,683 )
     Inventories                                                 13,003           (16,152 )        19,003          (6,837 )
    Taxes recoverable                                           (25,071 )          75,287         (27,937 )        68,799
    Others                                                       (6,016 )           1,349          (6,279 )        (6,225 )

INCREASE (DECREASE) IN LIABILITIES
     Suppliers                                                   (6,515 )          35,868          (3,944 )      (105,702 )
     Loans from related parties (includes interests)            (41,346 )         158,248
     Interest on loans and financings                             4,679           (17,458           5,394         (10,706 )
     Income Tax and Social Contribution                          59,418          (152,111          60,521        (131,216 )
     Provisions for litigation and contingency                     (659 )         (63,916 )          (160 )       (63,961 )
     PAES                                                        (1,763 )          53,399          (1,763 )        53,399
     Others                                                       7,822            26,432          10,954          28,810
                                                         ---------------  ----------------  --------------  --------------

CASH PROVIDED BY OPERATING ACTIVITIES                           227,431           430,358         331,642         237,412
                                                        ---------------  ----------------  --------------  --------------


                                                                          PARENT COMPANY                     CONSOLIDATED
                                                         --------------------------------  -------------------------------
                                                                             3RD QUARTER                      3RD QUARTER
                                                         --------------------------------  -------------------------------
                                                                   2004             2003            2004             2003
                                                         ---------------  ---------------  --------------  ---------------
INVESTING ACTIVITIES

  Debt securities                                               (58,072 )       (151,688 )       (58,072 )       (189,155 )
  Additions to permanent assets
    Investments in subsidiaries                                (131,362 )        (118,328)                      (1,002,010)
    Capital reduction                                            92,634          470,250
    Fixed assets                                                (92,535 )       (115,437 )      (323,897 )       (155,215 )
    Deferred                                                                                      (4,774 )         (1,032 )
    Proceeds received from sale of fixed assets                      25                5              28              466
                                                         ---------------  ---------------  --------------  ---------------

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                (189,310 )         84,802        (386,715 )     (1,346,946 )
                                                         ---------------  ---------------  --------------  ---------------
FINANCING ACTIVITIES
  Loans and financings
    Additions                                                    684,453          357,076        851,459        1,676,477


FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                    Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS

    Repayments                                                 (711,704 )       (874,828 )      (766,956 )     (1,436,146 )
   Cash dividends                                                    (4 )            (14 )            (4 )            (14 )
                                                         ---------------  ---------------  --------------  ---------------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                 (27,255 )       (517,766 )        84,499          240,317
                                                         ---------------  ---------------  --------------  ---------------

EFFECT OF CHANGES IN EXCHANGE RATES ON CASH AND CASH
EQUIVALENT                                                                                       (14,980  )        (3,140 )
                                                         ---------------  ---------------  --------------  ---------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 10,866           (2,606 )        14,446         (872,357   )
                                                         ---------------  ---------------  --------------  ---------------

Cash and cash equivalents, beginning of the period                  883           10,037         229,149        1,153,156
                                                         ---------------  ---------------  --------------  ---------------

Cash and cash equivalents, end of the period                     11,749            7,431         243,595          280,799
                                                         ===============  ===============  ==============  ===============


2        STATEMENT OF VALUE ADDED

                                                                        PARENT COMPANY                     CONSOLIDATED
                                                      ---------------------------------  -------------------------------
                                                                           3RD QUARTER                      3RD QUARTER
                                                      ---------------------------------  -------------------------------
                                                                2004              2003            2004             2003
                                                      ---------------  ----------------  --------------  ---------------
INCOME                                                       712,356           653,831         894,386          874,971

CONSUMABLES ACQUIRED FROM THIRD PARTIES                     (338,183 )        (292,557 )      (392,150 )       (436,530 )
                                                      ---------------  ----------------  --------------  ---------------

GROSS VALUE ADDED                                            374,173           361,274         502,236          438,441

RETENTIONS
   Depreciation, amortization and depletion                 (114,833 )         (74,864 )      (121,313 )        (91,943 )
                                                      ---------------  ----------------  --------------  ---------------

NET VALUE ADDED GENERATED                                    259,340           286,410         380,923          346,498
                                                      ---------------  ----------------  --------------  ---------------

RECEIVED IN TRANSFERS
     Financial income - including monetary                    (1,751 )          46,500          (7,940 )         45,326
     Equity in results of subsidiary companies                93,931            91,121
                                                      ---------------  ----------------  --------------  ---------------


FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS

AVAILABLE VALUE FOR DISTRIBUTION                             351,520           424,031         372,983          391,824
                                                      ===============  ================  ==============  ===============

DISTRIBUTION OF VALUE ADDED

GOVERNMENT AND COMMUNITY
   Taxes and contributions                                    161,690            54,801        170,187 )          67,185
     Support, sponsorship and donations                        5,669             2,529           5,678            2,532
                                                      ---------------  ----------------  --------------  ---------------

EMPLOYEES                                                     45,193            34,117          49,709           38,286

INTEREST ON THIRD PARTIES' CAPITAL
    Financial expenses                                      (215,823 )         172,920        (220,770 )        115,544
                                                      ---------------  ----------------  --------------  ---------------

REMUNERATION OF THE SAME CAPITAL

INCOME WITHHELD                                              354,791           159,664         368,179          168,277
                                                      ---------------  ----------------  --------------  ---------------

TOTAL DISTRIBUTED AND WITHHELD                               351,520           424,031         372,983          391,824
                                                      ===============  ================  ==============  ===============


FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

05.01 - PERFORMANCE COMMENTS OF THE COMPANY IN THE QUARTER

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

         The Company presents consolidated net income of R$ 368,179 for the third quarter of 2004, compared with consolidated net income of R$ 168,276 in the same quarter of 2003. The difference in the results reflects mainly the effects of the revaluation of the Real on assets and liabilities held in United States dollars, compared to the effects of a devaluation of the Real in the same period of the previous year, partially compensated by the increase in the volume of sales and compensated partially by the increase in the Income Tax and Social Contribution charge on Net Income.

1.       OPERATING ACTIVITIES

         COMMERCIAL PERFORMANCE

         The pulp sales in the third quarter of 2004 reached 634 thousand tons (consolidated - 632 thousand tons), reflecting an increase of 22% related to the same quarter of the preceding year, as a result of the acquisition of Riocell, being 96% destined for the foreign market. The net average price in the third quarter of 2004 was of US$ 374/t (consolidated - US$ 473/t), reflecting a decrease of 13% (consolidated -increase of 5%) in relation to the price of US$ 427/t (consolidated - US$ 451/t) in the same quarter of 2003.

         OPERATIONAL PERFORMANCE

         In the third quarter, the Company's pulp production reached 583 thousand tons, 10% higher than the same quarter of 2003 The unity cost of production in the quarter ended September 30, 2004 was 3% above the same period of the preceding year, caused mainly by the increase of the wood costs (increase of third party acquired wood volume and costs).

         PARENT COMPANY
         --------------

          COSTS ANALYSIS

          R$ / TONS                                                3RD QUARTER, 2004              3RD QUARTER, 2003
          ---------                                                -----------------              -----------------
          Cost of sales (*)                                                675                           666
          Selling Expenses                                                 18                            15
          Administrative Expenses                                          32                            34
          Other Operating Expenses (Income) (**)                           50                            43


          TOTAL                                                            775                           758

          PRODUCTION COST  ( R$ / TONS )                                   605                           586

          TONS SOLD                                                    633,828                       521,496

          PRODUCED TONS                                                583,214                       528,904

         (*) Contemplates inventory average cost, plus insurance and freight costs R$ 80/ton (2003 - R$ 86/ton).
         (**) Monetary / Exchange Variation and Financial Income / Expenses /
              Equity Not Included.

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

05.01 - PERFORMANCE COMMENTS OF THE COMPANY IN THE QUARTER


2.       FINANCIAL LIABILITY EVOLUTION

         PARENT COMPANY
         ---------------------------------------------------------------------------------------------
         IN THOUSANDS OF REAIS

         GROSS DEBT                                       3RD QUARTER, 2004          2ND QUARTER, 2004
                                                          -----------------          -----------------
         Local Currency                                        544,906                    558,204

         Foreign Currency                                    1,148,341                  1,251,508

         Marketable Securities (*)                           1,058,790                    958,541
                                                          -----------------          -----------------

         NET DEBT                                              634,457                    851,171
                                                          =================          =================


         CONSOLIDATED
         ---------------------------------------------------------------------------------------------
         IN THOUSANDS OF REAIS

         GROSS DEBT                                       3RD QUARTER, 2004          2ND QUARTER, 2004
                                                          -----------------          -----------------
         Local Currency                                        744,853                      766,461

         Foreign Currency                                    3,735,900                    3,921,103

         Marketable Securities  (*)                          1,290,636                    1,186,807
                                                          -----------------          -----------------

         NET DEBT                                            3,190,117                    3,500,757
                                                          =================          =================



         (*) Time deposits included.


3.       OPERATING INVESTMENTS

         The investments in the third quarter of 2004 amounted to R$ 92,5million (consolidated - R$ 328,7 million), compared to R$ 115,4 million (consolidated - R$ 156,2 million) in the same quarter of the preceding year, being located mainly in industrial areas (R$ 24,0 million), land purchases (R$ 13,9 million), Veracel project (R$ 236,0 million) and forest (R$ 53,0 million) (consolidated values). The forestry projects consumed R$ 50,9 million.

         Other investments amounted R$ 1,8 million, including them made in Aracruz Produtos de Madeira S.A...

                                      * * *

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$


1 - CODE      2 - DESCRIPTION                                                3 - DATE - 09/30/2004    4 - DATE - 06/30/2004
--------      ---------------                                                ---------------------    ---------------------
1             TOTAL ASSETS                                                               8,749,457               8,438,914
1.1           CURRENT ASSETS                                                             2,346,552               2,278,379
1.1.1         CASH AND CASH EQUIVALENTS                                                    102,579                 229,149
1.1.2         CREDITS                                                                      661,214                 681,722
1.1.2.1       ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                                    478,311                 496,046
1.1.2.2       ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER                                    24,363                  19,037
1.1.2.3       ACCOUNTS RECEIVABLE FROM CUSTOMERS - SAWED WOOD                                3,047                   1,281
1.1.2.4       ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS                                    7,276                   6,558
1.1.2.5       EMPLOYEES                                                                      5,988                   4,159
1.1.2.6       SUPPLIERS                                                                     14,060                  17,033
1.1.2.7       TAXES                                                                        117,473                 125,716
1.1.2.8       OTHERS                                                                        10,696                  11,892
1.1.3         INVENTORIES                                                                  376,650                 395,653
1.1.3.1       SUPPLIES                                                                      83,157                  84,051
1.1.3.2       RAW MATERIALS                                                                 59,734                  40,759
1.1.3.3       FINISHED GOODS                                                               222,941                 259,371
1.1.3.4       PRODUCTSD IN PROCESS                                                          10,115                  10,615
1.1.3.5       OTHERS                                                                           703                     857
1.1.4         OTHERS                                                                     1,206,109                 971,855
1.1.4.1       DEBT SECURITIES                                                            1,047,041                 957,658
1.1.4.2       FINANCIAL APPLICATION                                                        141,016                       0
1.1.4.3       PREPAID EXPENSES                                                              18,042                  14,187
1.1.4.4       FIXED ASSETS AVAILABLE FOR SALE                                                    0                       0
1.1.4.5       RETENTIONS ON FINANCING CONTRACTS                                                  0                       0
1.1.4.6       OTHERS                                                                            10                      10
1.2           LONG-TERM ASSETS                                                             225,562                 193,069
1.2.1         CREDITS                                                                      163,510                 132,122
1.2.1.1       SUPPLIERS                                                                    126,666                 107,149
1.2.1.2       TAXES                                                                         28,066                  14,863
1.2.1.3       OTHERS                                                                         8,778                  10,110
1.2.2         ACCOUNTS RECEIVABLE - RELATED PARTIES                                              0                       0
1.2.2.1       FROM AFFILIATES                                                                    0                       0
1.2.2.2       FROM SUBSIDIARIES                                                                  0                       0
1.2.2.3       OTHER COMPANIES                                                                    0                       0


FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$


1 - CODE        2 - DESCRIPTION                                              3 - DATE - 09/30/2004    4 - DATE - 06/30/2004
--------        ---------------                                              ---------------------    ---------------------
1.2.3           OTHERS                                                               62,052                 60,947
1.2.3.1         DEBT SECURITIES                                                           0                      0
1.2.3.2         ESCROW DEPOSITS                                                      47,595                 44,722
1.2.3.3         RETENTIONS ON FINANCING CONTRACTS                                         0                      0
1.2.3.4         OTHERS                                                               14,457                 16,225
1.3             FIXED ASSETS                                                      6,177,343              5,967,466
1.3.1           INVESTMENTS                                                           8,006                  9,944
1.3.1.1         IN AFFILIATES                                                             0                      0
1.3.1.2         IN SUBSIDIARIES                                                       7,592                  9,530
1.3.1.3         OTHER COMPANIES                                                         414                    414
1.3.2           PROPERTY, PLANT AND EQUIPMENT                                     5,549,223              5,325,414
1.3.2.1         LAND                                                                724,331                707,126
1.3.2.2         BUILDINGS                                                           519,107                522,559
1.3.2.3         MACHINERY AND EQUIPMENT                                           2,542,628              2,599,630
1.3.2.4         FORESTS                                                             755,653                699,374
1.3.2.5         CONSTRUCTION IN PROGRESS                                            866,822                620,251
1.3.2.6         OTHERS                                                              140,682                176,474
1.3.3           DEFERRED ASSETS                                                     620,114                632,108
1.3.3.1         INDUSTRIAL                                                            9,487                 10,133
1.3.3.2         FORESTS                                                                   0                      0
1.3.3.3         ADMINISTRATIVE                                                            0                      0
1.3.3.4         GOODWILL ARISING ON ACQUISITION OF ENTITIES                         534,739                520,667
1.3.3.5         OTHERS                                                               89,960                 87,236


FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$


1 - CODE        2 - DESCRIPTION                                              3 - DATE - 09/30/2004    4 - DATE - 06/30/2004
--------        ---------------                                              ---------------------    ---------------------
2               TOTAL LIABILITIES                                                 8,749,457              8,438,914
2.1             CURRENT LIABILITIES                                                 921,822                815,070
2.1.1           LOANS AND FINANCING                                                 578,367                539,205
2.1.2           DEBENTURES                                                                0                      0
2.1.3           SUPPLIERS                                                           166,464                168,080
2.1.4           TAXES                                                               106,706                 53,980
2.1.5           DIVIDENDS PAYABLE                                                     1,815                  1,819
2.1.6           PROVISIONS                                                           40,144                 30,748
2.1.6.1         VACATION AND 13th  SALARY                                            25,788                 21,619
2.1.6.2         PROFIT SHARING                                                       14,356                  9,129
2.1.7           LOANS FROM RELATED PARTIES                                                0                      0
2.1.8           OTHERS                                                               28,326                 21,238
2.1.8.1         PROPOSED DIVIDENDS                                                        0                      0
2.1.8.2         OTHERS                                                               28,326                 21,238
2.2             LONG-TERM LIABILITIES                                             4,412,696              4,604,719
2.2.1           LOANS AND FINANCING                                               3,902,386              4,148,359
2.2.2           DEBENTURES                                                                0                      0
2.2.3           PROVISIONS                                                          414,169                358,677
2.2.3.1         LABOR CONTINGENCIES                                                  32,461                 32,083
2.2.3.2         TAX CONTINGENCIES                                                   295,588                255,885
2.2.3.3         INCOME TAX AND SOCIAL CONTRIBUTION ON TEMPORARY
                DIFERENCES                                                           86,120                 70,709
2.2.4           LOANS FROM RELATED PARTIES                                                0                      0
2.2.5           OTHERS                                                               96,141                 97,683
2.2.5.1         SUPPLIERS                                                            37,160                 37,604
2.2.5.2         OTHERS                                                               58,981                 60,079
2.3             DEFERRED INCOME                                                           0                      0
2.4             MINORITY INTEREST                                                       842                    908



FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$


1 - CODE        2 - DESCRIPTION                                              3 - DATE - 09/30/2004    4 - DATE - 06/30/2004
--------        ---------------                                              ---------------------    ---------------------
2.5             STOCKHOLDER'S EQUITY                                              3,414,097              3,018,217
2.5.1           PAID-IN CAPITAL                                                   1,854,507              1,854,507
2.5.1.1         COMMON STOCK                                                        783,599                783,599
2.5.1.2         PREFERRED STOCK                                                   1,070,908              1,070,908
2.5.2           CAPITAL RESERVES                                                    131,467                103,766
2.5.3           REVALUATION RESERVE                                                       0                      0
2.5.3.1         OWN ASSETS                                                                0                      0
2.5.3.2         SUBSIDIARIES / AFFILIATES                                                 0                      0
2.5.4           REVENUE RESERVES                                                    856,621                856,621
2.5.4.1         LEGAL                                                               169,893                169,893
2.5.4.2         STATUTORY                                                                 0                      0
2.5.4.3         FOR CONTINGENCIES                                                         0                      0
2.5.4.4         UNREALIZED INCOME                                                         0                      0
2.5.4.5         FOR INVESTMENTS                                                     694,878                694,878
2.5.4.6         SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                                     0                      0
2.5.4.7         OTHER UNREALIZED INCOME                                             (8,150)                (8,150)
2.5.4.7.1       TREASURY STOCK                                                      (8,150)                (8,150)
2.5.5           RETAINED EARNINGS                                                   571,502                203,323


FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------


07.01 - CONSOLIDATED STATEMENT OF OPERATIONS - THOUSAND OF R$



1 - CODE    2 - DESCRIPTION                       3-FROM: 07/01/2004   4-FROM: 01/01/2004   5-FROM: 07/01/2003   6-FROM: 01/01/2003
                                                    TO:   09/30/2004     TO:   09/30/2003     TO:   09/30/2003     TO:   09/30/2004
--------    ---------------                       ------------------   ------------------   ------------------   ------------------
3.1         GROSS SALES AND SERVICES  REVENUE              1,018,215            2,846,938              910,393             2,389,384
3.2         SALES TAXES AND OTHER DEDUCTIONS               (131,959)            (329,944)             (71,491)             (196,306)
3.3         NET SALES REVENUE                                886,256            2,516,994              838,902             2,193,078
3.4         COST OF GOODS SOLD                             (476,419)          (1,297,646)            (428,554)           (1,028,528)
3.5         GROSS PROFIT                                     409,837            1,219,348              410,348             1,164,550
3.6         OPERATING (EXPENSES) INCOME                      100,599            (420,629)            (172,634)              (13,439)
3.6.1       SELLING                                         (41,616)            (130,157)             (42,388)             (107,919)
3.6.2       GENERAL AND ADMINISTRATIVE                      (23,022)             (71,863)             (23,463)              (54,208)
3.6.3       FINANCIAL                                        201,013            (122,400)             (81,050)               218,989
3.6.3.1     FINANCIAL INCOME                                 (7,941)              118,489               45,325                   390
3.6.3.2     FINANCIAL EXPENSES                               208,954            (240,889)            (126,375)               218,599
3.6.4       OTHER OPERATING INCOME                           892,510            2,567,318               13,076                16,364
3.6.5       OTHER OPERATING EXPENSES                       (928,286)          (2,663,527)             (38,809)              (86,665)
3.6.6       EQUITY IN THE RESULTS OF  SUBSIDIARIES                 -                    -                    -                     -
3.7         OPERATING INCOME                                 510,436              798,719              237,714             1,151,111
3.8         NON-OPERATING (EXPENSES)  INCOME                 (1,872)              (4,786)                (697)              (20,271)
3.8.1       INCOME                                                65                1,918                  489                 1,938
3.8.2       EXPENSES                                         (1,937)              (6,704)              (1,186)              (22,209)
3.9         INCOME BEFORE INCOME  TAXES AND
                MANAGEMENT REMUNERATION                      508,564              793,933              237,017             1,130,840
3.10        INCOME TAX AND SOCIAL CONTRIBUTION             (118,144)            (135,528)             (47,624)             (362,579)
3.11        DEFERRED INCOME TAX ES                          (22,307)             (12,905)             (21,252)              (52,434)
3.12        MANAGEMENT REMUNERATION AND STATUORY
                APPROPRIATE                                        -                    -                    -                     -
3.12.1      PARTICIPATIONS                                         -                    -                    -                     -
3.12.2      REMUNERATION                                           -                    -                    -                     -
3.14        MINORITY INTEREST                                     66                 (75)                  135                  (16)
3.15        NET INCOME FOR THE PERIOD                        368,179              645,425              168,276               715,811
            CAPITAL STOCK-QUANTITY (THOUSANDS)             1,030,693            1,030,693            1,030,693             1,030,693
            EARNINGS PER SHARE                               0,35722              0,62620              0,16326               0,69449
            LOSS PER SHARE                                         -                    -                    -                     -

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------


08.01 - PERFORMANCE COMMENTS OF CONSOLIDATED IN THE QUARTER


The consolidated Performance comments for this quarter, was disclosed together with Aracruz Celulose S.A. (Controlling Company) performance comments, group 05.

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------


15.01 - INVESTMENTS PROJECTS


(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The comments related to investments were disclosed in note 3 group 05.

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------


16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

STOCK POSITION OF STOCKHOLDERS WITH MORE THAN 5% OF VOTING STOCKS

In order to be in compliance with the best practices of Corporate Governance (Level 1), we disclose below, the stocks position as of September 30, 2004:


PARENT COMPANY:
ARACRUZ CELULOSE S.A.                        CNPJ: 42.15.511/0001-61

                                                                                  STOCKS
                                             --------------------------------------------------------------------------
              STOCKHOLDERS                           COMMON                  PREFERRED                     TOTAL
                                             ------------------       -------------------      ------------------------
                                             QUANTITY       %          QUANTITY         %         QUANTITY         %
                                             THOUSAND                  THOUSAND                   THOUSAND
                                             --------   -------       ---------     -----      -----------     --------
Newark Financial Inc.                         127,507     28.00             -           -         127,507        12.35
Arainvest Participacoes S.A.                  127,507     28.00             -           -         127,507        12.35
Arapar S.A.                                   127,494     28.00             -           -         127,494        12.35
Lorentzen Empreendimentos                          12      0.00             -           -              12         0.00
BNDES Participacoes S.A.                       56,881     12.49        44,162        7.65         101,043         9.79
Treasury stock                                    483      0.11         1,378        0.24           1,861         0.18
Others                                         15,507      3.40       531,623       92.11         547,130        52.99
TOTAL                                         455,391    100.00       577,163      100.00       1,032,554       100.00





SHARE CAPITAL OF MAJORITY STOCKHOLDERS (FROM CONTROLLING COMPANIES TO INDIVIDUAL STOCKHOLDERS)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT


PARENT COMPANY:
NEWARK FINANCIAL INC.

                                                                                 STOCKS
                                             --------------------------------------------------------------------------
              STOCKHOLDERS                           COMMON                  PREFERRED                     TOTAL
                                             ------------------       -------------------      ------------------------
                                             QUANTITY       %          QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             --------   -------       ---------     -----      -----------     --------
VCP Exportadora e Participacoes S.A.          50,000      100.00          -            -          50,000       100.00
TOTAL                                         50,000      100.00          -            -          50,000       100.00


PARENT COMPANY:
VCP EXPORTADORA E PARTICIPACOES S.A.                                 CNPJ: 04.200.557/0001-27


                                                                                 STOCKS
                                             --------------------------------------------------------------------------
              STOCKHOLDERS                           COMMON                  PREFERRED                     TOTAL
                                             ------------------       -------------------      ------------------------
                                             QUANTITY       %          QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIES
                                             ----------   -------      ---------     -----      -----------     --------
Votorantim Celulose e Papel S.A.             70,200,100    100.00       -              -        70,200,100      100.00
TOTAL                                        70,200,100    100.00       -              -        70,200,100     100.00


PARENT COMPANY:
VOTORANTIM CELULOSE E PAPEL S.A                                      CNPJ: 60.643.228/0001-21


FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

                                                                            STOCKS
                                        --------------------------------------------------------------------------------
              STOCKHOLDERS                        COMMON                    PREFERRED                       TOTAL
                                        -----------------------     ------------------------    ------------------------
                                            QUANTITY       %            QUANTITY         %           QUANTITY         %
                                            UNITIES                     UNITIES                      UNITIES
                                        --------------  -------     --------------   -------    --------------   -------
Votocel Filmes Flexiveis Ltda           18,804,569,388    88.95                  -        -     18,804,569,388    49.07
Nova HPI Participacoes Ltda              2,335,920,930    11.05                  -        -      2,335,920,930     6.10
Jointly-owned stocks                                 3     0.00                  -        -                  3     0.00
BNDES Participacoes S.A. - BNDESPAR                  -        -      1,427,224,821     8.31      1,427,224,821     3.72
Others                                               -        -     15,722,284,415    91.50     15,722,284,415    41.02
Treasury stocks                                      -        -         32,699,996     0.19         32,699,996     0.09
TOTAL                                   21,140,490,321   100.00     17,182,209,232   100.00     38,322,699,553   100.00


PARENT COMPANY:
VOTOCEL FILMES FLEXIVEIS LTDA                                        CNPJ: 61.397.246/0001-33


                                                                            STOCKS
                                        --------------------------------------------------------------------------------
              STOCKHOLDERS                        COMMON                    PREFERRED                       TOTAL
                                        -----------------------     ------------------------    ------------------------
                                            QUANTITY       %            QUANTITY         %           QUANTITY         %
                                            UNITIES                     UNITIES                      UNITIES
                                        --------------  -------     --------------   -------    --------------   -------
Votorantim Participacoes S.A.              5,018,348    100.00                -       -             5,018,348     100.00
Hejoassu Administracao Ltda                        1      0.00                -       -                     1       0.00
TOTAL                                      5,018,349    100.00                -       -             5,018,349     100.00



PARENT COMPANY:
NOVA HPI PARTICIPACOES LTDA                                          CNPJ: 65.785.669/0001-81


                                                                            STOCKS
                                        --------------------------------------------------------------------------------
              STOCKHOLDERS                        COMMON                    PREFERRED                       TOTAL
                                        -----------------------     ------------------------    ------------------------
                                            QUANTITY       %            QUANTITY         %           QUANTITY         %
                                            UNITIES                     UNITIES                      UNITIES
                                        --------------  -------     --------------   -------    --------------   -------
Votorantim Participacoes S.A.              7,212,408    100.00                -         -          7,212,408      100.00
Hejoassu Administracao Ltda                        1      0.00                -         -                  1        0.00


FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
----------------------------------------------------------------------------------------------------------------------------------

TOTAL                                           7,212,409    100.00                   -         -             7,212,409     100.00
----------------------------------------------------------------------------------------------------------------------------------


PARENT COMPANY:
VOTORANTIM PARTICIPACOES S.A.                                     CNPJ: 61.082.582/0001-97

                                                                               STOCKS
                     STOCKHOLDERS
                                                    COMMON                      PREFERRED                        TOTAL
                                           QUANTITY          %          QUANTITY           %           QUANTITY            %
                                           UNITIES                       UNITIES                        UNITIES
   Hejoassu Administracao Ltda             4,039,553,777     98.16                   -         -         4,039,553,777      98.16
   Jose Ermirio de Moraes Filho - Espolio     19,026,623      0.46                   -         -            19,026,623       0.46
   Antonio Ermirio de Moraes                  19,026,623      0.46                   -         -            19,026,623       0.46
   Ermirio Pereira de Moraes                  19,026,623      0.46                   -         -            19,026,623       0.46
   Maria Helena Moraes Scripilliti            19,026,623      0.46                   -         -            19,026,623       0.46
   TOTAL                                   4,115,660,269    100.00                   -         -         4,115,660,269     100.00


PARENT COMPANY:
HEJOASSU ADMINISTRACAO LTDA.                                       CNPJ: 61.194.148/0001-07


                                                                                 STOCKS
                    STOCKHOLDERS
                                                   COMMON                      PREFERRED                        TOTAL
                                             QUANTITY         %           QUANTITY           %           QUANTITY           %
                                             UNITIES                       UNITIES                       UNITIES
Jose Ermirio de Moraes Filho - Espolio            400,000      25.00                   -         -              400,000      25.00
AEM Participacoes S.A.                            400,000      25.00                   -         -              400,000      25.00
ERMAN  Participacoes S.A.                         400,000      25.00                   -         -              400,000      25.00
MRC Participacoes S.A.                            400,000      25.00                   -         -              400,000      25.00
TOTAL                                           1,600,000     100.00                   -         -            1,600,000     100.00

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

-------------------------------------------------------------------------------

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

PARENT COMPANY:
AEM PARTICIPACOES S.A.                                            CNPJ: 05.062.403/0001-89

                                                                                    STOCKS
                        STOCKHOLDERS
                                                        COMMON                     PREFERRED                      TOTAL
                                                QUANTITY           %         QUANTITY         %           QUANTITY            %
                                                 UNITIES                      UNITIES                      UNITIES
   Antonio Ermirio de Moraes                                1         0.00             -           -                   1        0.00
   Antonio Ermirio de Moraes Filho                 76,081,011        11.11             -           -          76,081,011       11.11
   Carlos Ermirio de Moraes                        76,081,011        11.11             -           -          76,081,011       11.11
   Mario Ermirio de Moraes                         76,081,011        11.11             -           -          76,081,011       11.11
   Luis Ermirio de Moraes                          76,081,011        11.11             -           -          76,081,011       11.11
   Rubens Ermirio de Moraes                        76,081,011        11.11             -           -          76,081,011       11.11
   Rosa Helena Costa de Moraes Macedo              76,081,011        11.11             -           -          76,081,011       11.11
   Vera Regina Costa Moraes                        76,081,011        11.11             -           -          76,081,011       11.11
   Maria Lucia Costa Moraes Menezes                76,081,011        11.11             -           -          76,081,011       11.11
   Maria Regina Ermirio de Moraes Waib             76,081,011        11.12             -           -          76,081,011       11.12
   JEMF Participacoes S.A.                                  -            -           300       33.33                 300        0.00
   ERMAN Participacoes S.A.                                 -            -           300       33.33                 300        0.00
   MRC Participacoes S.A.                                   -            -           300       33.34                 300        0.00
   TOTAL                                          684,729,100       100.00           900      100.00         684,730,000      100.00




PARENT COMPANY:
ERMAN PARTICIPACOES S.A.                                          CNPJ: 05.062.376/0001-44

                                                                                STOCKS
                   STOCKHOLDERS
                                                    COMMON                        PREFERRED                         TOTAL
                                           QUANTITY           %           QUANTITY           %             QUANTITY           %
                                           UNITIES                         UNITIES                         UNITIES
Ermirio Pereira de Moraes                    97,818,448        14.29                 -            -           97,818,448      14.29
Ricardo Ermirio de Moraes                    97,818,442        14.29                 -            -           97,818,442      14.29
Fabio Ermirio de Moraes                      97,818,442        14.29                 -            -           97,818,442      14.29
Marcos Ermirio de Moraes                     97,818,442        14.29                 -            -           97,818,442      14.29
Claudio Ermirio de Moraes                    97,818,442        14.28                 -            -           97,818,442      14.28
Luciana Moraes de Ulhoa Rodrigues            97,818,442        14.28                 -            -           97,818,442      14.28

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

-------------------------------------------------------------------------------

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

Ana Paula de Oliveira Moraes                 97,818,442        14.28                 -            -           97,818,442      14.28
JEMF Participacoes S.A.                               -            -               300        33.33                  300       0.00
AEM Participacoes S.A.                                -            -               300        33.33                  300       0.00
MRC Participacoes S.A.                                -            -               300        33.34                  300       0.00
TOTAL                                       684,729,100       100.00               900       100.00          684,730,000     100.00


PARENT COMPANY:
MRC PARTICIPACOES S.A.                                             CNPJ: 05.062.355/0001-29

                                                                                 STOCKS
                    STOCKHOLDERS
                                                     COMMON                      PREFERRED                      TOTAL
                                             QUANTITY           %          QUANTITY          %           QUANTITY           %
                                              UNITIES                       UNITIES                       UNITIES
Clovis Ermirio de Moraes Scripilliti           171,182,275        25.00               -           -         171,182,275      25.00
Carlos Eduardo Moraes Scripilliti              171,182,275        25.00               -           -         171,182,275      25.00
Regina Helena Scripilliti Veloso               171,182,275        25.00               -           -         171,182,275      25.00
Maria Helena de Moraes S. Noschese             171,182,275        25.00               -           -         171,182,275      25.00
JEMF  Participacoes S.A.                                 -            -             300       33.33                 300       0.00
AEM  Participacoes S.A.                                  -            -             300       33.33                 300       0.00
ERMAN  Participacoes S.A.                                -            -             300       33.34                 300       0.00

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

-------------------------------------------------------------------------------

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                          684,729,100       100.00             900      100.00         684,730,000     100.00
-----------------------------------------------------------------------------------------------------------------------------------

PARENT COMPANY:
JEMF PARTICIPACOES S.A.                                            CNPJ: 05.062.394/0001-26

                                                                                  STOCKS
                        STOCKHOLDERS
                                                    COMMON                      PREFERRED                     TOTAL
                                            QUANTITY           %          QUANTITY          %          QUANTITY          %
                                             UNITIES                       UNITIES                      UNITIES
     Jose Ermirio de Moraes Neto                    3,500        33.33               -           -             3,500      33.30
     Jose Roberto Ermirio de Moraes                 3,500        33.34               -           -             3,500      33.30
     Neide Helena de Moraes                         3,500        33.33               -           -             3,500      33.30
     AEM  Participacoes S.A.                            -            -               4       33.33                 4       0.03
     ERMAN  Participacoes S.A.                          -            -               4       33.34                 4       0.04
     MRC Participacoes S.A.                             -            -               4       33.33                 4       0.03
     TOTAL                                         10,500       100.00              12      100.00            10,512     100.00

PARENT COMPANY:
ARAINVEST PARTICIPACOES S.A.                                    CNPJ: 06.139.408/0001-25

                                                                           STOCKS
                 STOCKHOLDERS
                                                  COMMON                        PREFERRED                      TOTAL
                                            QUANTITY            %            QUANTITY           %         QUANTITY        %
                                            THOUSAND                         THOUSAND                     THOUSAND
Joseph Yacoub Safra                                39,999          49.99             9,996        49.98          49,995     49.99
Moise Yacoub Safra                                 39,999          49.99             9,996        49.98          49,995     49.99
Others                                                  2           0.02                 8         0.04              10      0.02
TOTAL                                              80,000         100.00            20,000       100.00          100,00    100.00

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

-------------------------------------------------------------------------------

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

PARENT COMPANY:
ARAPAR S.A.                                                              CNPJ: 29.282.803/0001-68

                                                                                     STOCKS
                  STOCKHOLDERS
                                                       COMMON                        PREFERRED                     TOTAL
                                               QUANTITY            %            QUANTITY           %        QUANTITY           %
                                                UNITIES                          UNITIES                    UNITIES
Lorenpar S.A.                              747,051,991         80.00                   -         -       747,051,991      80.00
ESL Empreendimentos S.A.                   186,762,998         20.00                   -         -       186,762,998      20.00
TOTAL                                      933,814,989        100.00                   -         -       933,814,989     100.00



PARENT COMPANY:
LORENPAR S.A.                                                      CNPJ: 29.302.148/0001-62

                                                                                   STOCKS
                    STOCKHOLDERS
                                                     COMMON                       PREFERRED                     TOTAL
                                             QUANTITY           %           QUANTITY           %        QUANTITY            %
                                              UNITIES                        UNITIES                     UNITIES
Vitoria Participacoes S.A.                      90,380,739        12.12       108,743,706       14.58      199,124,445       13.35
Lorentzen Empreendimentos S.A.                 498,297,043        66.84       335,068,563       44.95      833,365,606       55.89
ESL Empreendimentos S.A.                       130,802,258        17.55       249,164,178       33.42      379,966,436       25.48
Others                                          26,002,496         3.49        52,506,089        7.05       78,508,585        5.28
TOTAL                                          745,482,536       100.00       745,482,536      100.00    1,490,965,072      100.00

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

-------------------------------------------------------------------------------

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

PARENT COMPANY:
FORT JAMES INTERNATIONAL HOLDINGS LTD

                                                                               STOCKS
                  STOCKHOLDERS
                                                    COMMON                        PREFERRED                        TOTAL
                                            QUANTITY            %            QUANTITY           %           QUANTITY           %
                                             UNITIES                          UNITIES                       UNITIES
Fort James Corporation                           1,000         88.81                   -         -                1,000      88.81
Fort James Operating Company                       126         11.19                   -         -                  126      11.19
TOTAL                                            1,126        100.00                   -         -                1,126     100.00


PARENT COMPANY:
VITORIA PARTICIPACOES S.A.                                         CNPJ: 68.622.505/0001-21

                                                                               STOCKS
                  STOCKHOLDERS
                                                   COMMON                       PREFERRED                       TOTAL
                                            QUANTITY             %           QUANTITY         %           QUANTITY           %
                                            UNITIES                          UNITIES                      UNITIES
DnB Invest Holding A/S                        188,644,371         99.99                -         -          188,644,371      99.99
Others                                              5,000          0.01                -         -                5,000       0.01
TOTAL                                         188,649,371        100.00                -         -          188,649,371     100.00

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

-------------------------------------------------------------------------------

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

PARENT COMPANY:
DNB INVEST HOLDING A/S.                                                         CNPJ: 05.505.135/0001-22

                                                                             STOCKS
                  STOCKHOLDERS
                                                   COMMON                        PREFERRED                        TOTAL
                                       QUANTITY            %            QUANTITY           %           QUANTITY           %
                                        UNITIES                          UNITIES                       UNITIES
Den Norske Bank ASA                          200,000        100.00                   -         -              200,000     100.00
TOTAL                                        200,000        100.00                   -         -              200,000     100.00


PARENT COMPANY:
LORENTZEN EMPREENDIMENTOS S.A.                                   CNPJ: 33.107.533/0001-26


                                                                           STOCKS
                STOCKHOLDERS
                                            COMMON                         PREFERRED                          TOTAL
                                   QUANTITY            %             QUANTITY            %             QUANTITY           %
                                    UNITIES                           UNITIES                          UNITIES
Nobrasa Empreendimentos S.A           46,876,918          51.07                   -            -           46,876,918      19.87
Oivind Harald Lorentzen                9,674,206          10.54           4,461,078         3.09           14,135,284       5.99
Vertex Participacoes S.A.             14,785,714          16.11          20,843,598        14.46           35,629,312      15.10
Bravest Holding S.A.                   4,921,097           5.36          24,702,697        17.13           29,623,794      12.56
Den Norske Bank ASA                            -              -          47,813,984        33.17           47,813,984      20.26
Per Arne Lorentzen - Espolio           2,506,222           2.73          16,612,193        11.52           19,118,415       8.10
Others                                 3,837,843           4.19          26,003,911        18.04           29,841,754      12.65
Nebra Participacoes S.A.               9,178,630          10.00           3,732,352         2.59           12,910,982       5.47
TOTAL                                 91,780,630         100.00         144,169,813       100.00          235,950,443     100.00

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

-------------------------------------------------------------------------------

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

PARENT COMPANY:
NOBRASA EMPREENDIMENTOS S.A.                                   CNPJ: 30.927.925/0001-43


                                                                           STOCKS
                  STOCKHOLDERS
                                             COMMON                        PREFERRED                        TOTAL
                                     QUANTITY            %            QUANTITY           %           QUANTITY           %
                                      UNITIES                          UNITIES                       UNITIES
Erling Sven Lorentzen                   76,666,013         97.39                   -         -           76,666,013      97.39
Others                                   2,055,210          2.61                   -         -            2,055,210       2.61
TOTAL                                   78,721,223        100.00                   -         -           78,721,223     100.00





PARENT COMPANY:
VERTEX PARTICIPACOES S.A.                                      CNPJ: 31.135.387/0001-17


                                                                           STOCKS
                  STOCKHOLDERS
                                             COMMON                        PREFERRED                        TOTAL
                                     QUANTITY            %            QUANTITY           %           QUANTITY           %
                                      UNITIES                          UNITIES                       UNITIES
DnB Invest Holding A/S                 188,644,371         99.99                   -         -          188,644,371      99.99
Others                                       5,000          0.01                   -         -                5,000       0.01
TOTAL                                  188,649,371        100.00                   -         -          188,649,371     100.00




PARENT COMPANY:
NEBRA PARTICIPACOES S.A.                                       CNPJ: 04.418.550/0001-86


                                                                           STOCKS
                  STOCKHOLDERS
                                             COMMON                        PREFERRED                        TOTAL
                                     QUANTITY            %            QUANTITY           %           QUANTITY           %
                                      UNITIES                          UNITIES                       UNITIES
New Era Development Co. Ltd.            10,586,189         99.99                   -         -           10,586,189      99.99
Others                                         100          0.01                   -         -                  100       0.01
TOTAL                                   10,586,289        100.00                   -         -           10,586,289     100.00

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

-------------------------------------------------------------------------------

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

PARENT COMPANY:
BRAVEST HOLDING  S.A.                                            CNPJ: 05.721.440/0001-51


                                                                             STOCKS
                  STOCKHOLDERS
                                              COMMON                        PREFERRED                         TOTAL
                                      QUANTITY           %            QUANTITY           %             QUANTITY           %
                                      UNITIES                          UNITIES                         UNITIES
Harald Ragnar Lie                        1,230,275          25.00         6,175,674        25.00            7,405,949      25.00
Ole Ragnar Lie                           1,230,275          25.00         6,175,674        25.00            7,405,949      25.00
Einar Ragnar Lie                         1,230,274          25.00         6,175,674        25.00            7,405,948      25.00
Oivind Ragnar Lie                        1,230,274          25.00         6,175,674        25.00            7,405,948      25.00
TOTAL                                    4,921,098         100.00        24,702,696       100.00           29,623,794     100.00





PARENT COMPANY:
ESL EMPREENDIMENTOS S.A.                                         CNPJ: 06.088.097/0001-12


                                                                              STOCKS
                   STOCKHOLDERS
                                                COMMON                       PREFERRED                        TOTAL
                                         QUANTITY          %           QUANTITY            %           QUANTITY           %
                                          UNITIES                       UNITIES                         UNITIES
Nobrasa Empreendimentos S.A.                25,500,000      51.00          20,300,000       40.60          45,800,000      45.80
Sao Teofilo Repres. Paticipacoes Ltda       24,500,000      49.00          29,700,000       59.40          54,200,000      54.20
TOTAL                                       50,000,000     100.00          50,000,000      100.00         100,000,000     100.00

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

-------------------------------------------------------------------------------

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

PARENT COMPANY:
SAO TEOFILO REPRES. PARTICIPACOES LTDA                             CNPJ: 03.214.652/0001-17


                                                                                STOCKS
                   STOCKHOLDERS
                                                  COMMON                       PREFERRED                        TOTAL
                                           QUANTITY          %           QUANTITY            %           QUANTITY           %
                                            UNITIES                       UNITIES                         UNITIES
Caminho Editorial Ltda                        73,119,465      50.00                   -           -          73,119,465      50.00
Icatu Holding S.A.                            26,404,071      18.06                   -           -          26,404,071      18.06
Nalbra S LLC                                  46,309,590      31.67                   -           -          46,309,590      31.67
Others                                           405,804       0.27                   -           -             405,804       0.27
TOTAL                                        146,238,930     100.00                   -           -         146,238,930     100.00



PARENT COMPANY:
CAMINHO EDITORIAL LTDA                                             CNPJ: 54.089.495/0001-04


                                                                                    STOCKS
                       STOCKHOLDERS
                                                          COMMON                    PREFERRED                    TOTAL
                                                   QUANTITY           %         QUANTITY        %         QUANTITY          %
                                                    UNITIES                     UNITIES                    UNITIES
Brasil Warrant Admin. Bes e Empresas Ltda             71,946,210       92.43              -         -        71,946,210      92.43
Others                                                 5,894,900        7.57              -         -         5,894,900       7.57
TOTAL                                                 77,841,110      100.00              -         -        77,841,110     100.00

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

-------------------------------------------------------------------------------

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

PARENT COMPANY:
BRASIL WARRANT ADMIN. BENS E EMPRESAS LTDA                         CNPJ: 33.744.277/0001-88


                                                                                 STOCKS
                    STOCKHOLDERS
                                                    COMMON                       PREFERRED                       TOTAL
                                            QUANTITY           %           QUANTITY           %           QUANTITY          %
                                             UNITIES                       UNITIES                         UNITIES
Fernando Roberto Moreira Salles                      180         75.00              180         75.00               360      75.00
Joao Moreira Salles                                   60         25.00               60         25.00               120      25.00
TOTAL                                                240        100.00              240        100.00               480     100.00



PARENT COMPANY:
ICATU HOLDING S.A.                                                 CNPJ: 03.316.471/0001-39

                                                                                    STOCKS
                       STOCKHOLDERS
                                                            COMMON                    PREFERRED                  TOTAL
                                                    QUANTITY            %         QUANTITY       %        QUANTITY          %
                                                     UNITIES                       UNITIES                 UNITIES
Sylvia Maria da Gloria de Mello F. Nabuco                  226,000        44.84             -       -           226,000      44.84
Maria do Carmo Nabuco de Almeida Braga                      38,000         7.54             -       -            38,000       7.54
Luis Antonio Nabuco de Almeida Braga                        38,000         7.54             -       -            38,000       7.54
Lucia Nabuco de Almeida Braga Rebello                       38,000         7.54             -       -            38,000       7.54
Sylvia Nabuco de Almeida Braga                              38,000         7.54             -       -            38,000       7.54
Santa Luzia Comercial e Participacoes Ltda                 126,000        25.00             -       -           126,000      25.00
TOTAL                                                      504,000       100.00             -       -           504,000     100.00

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

-------------------------------------------------------------------------------

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

PARENT COMPANY:
SANTA LUZIA COMERCIAL E PARTICIPACOES LTDA                        CNPJ: 36.163.277/0001-82

                                                                                   STOCKS
                       STOCKHOLDERS
                                                           COMMON                    PREFERRED                  TOTAL
                                                   QUANTITY            %         QUANTITY       %        QUANTITY          %
                                                    UNITIES                       UNITIES                 UNITIES
Daniel Valente Dantas                                  14,833,646        99.00             -       -        14,833,646      99.00
Veronica Valente Dantas Rodenburg                         149,835         1.00             -       -           149,835       1.00
TOTAL                                                  14,983,481       100.00             -       -        14,983,481     100.00



PARENT COMPANY:
NALBRA S LLC

                                                                                   STOCKS
                       STOCKHOLDERS
                                                           COMMON                    PREFERRED                  TOTAL
                                                   QUANTITY            %         QUANTITY       %        QUANTITY          %
                                                    UNITIES                       UNITIES                 UNITIES
Nalbra Inc.                                             9,012,000       100.00             -       -         9,012,000     100.00
TOTAL                                                   9,012,000       100.00             -       -         9,012,000     100.00

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

-------------------------------------------------------------------------------

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

PARENT COMPANY:
BNDES PARTICIPACOES S.A. - BNDESPAR                                CNPJ: 00.383.281/0001-09


                                                                                 STOCKS
                    STOCKHOLDERS
                                                     COMMON                     PREFERRED                       TOTAL
                                             QUANTITY           %           QUANTITY         %           QUANTITY           %
                                             UNITIES                        UNITIES                      UNITIES
Banco Nacional de Desenvolvimento
Economico e Social - BNDES                              1        100.00                -         -                    1     100.00
TOTAL                                                   1        100.00                -         -                    1     100.00




PARENT COMPANY:
BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL - BNDES            CNPJ: 00.383.281/0001-09

                                                                               STOCKS
                  STOCKHOLDERS
                                                 COMMON                        PREFERRED                        TOTAL
                                           QUANTITY           %           QUANTITY           %           QUANTITY           %
                                           UNITIES                         UNITIES                       UNITIES
Uniao Federal                               6,273,711,452     100.00                   -         -        6,273,711,452     100.00
TOTAL                                       6,273,711,452     100.00                   -         -        6,273,711,452     100.00


Stocks Position of Majority Stockholders, Management, Members of the fiscal Council and outstanding stocks.

                                                                                      POSITION ON JUNE 30, 2004
            STOCKHOLDER            COMMON      %      PREFERRED       %  PREFERRED STOCKS      %            TOTAL           %
                                   STOCKS                STOCKS           (CLASS B)
                                                        (CLASS A)

MAJORITIES STOCKHOLDERS          439.400.228   96,5     37.736.642    99,2        90.790.783   16,8      567.927.653        55,0
   Lorentzen       (5)           127.506.457   28,0                                                      127.506.457        12,3

                                       55



   Safra             (6)         127.506.457   28,0     27.736.642    72,9        57.875.517   10,7      213.118.616        20,7
   VCP                           127.506.457   28,0                                                      127.506.457        12,3
   BNDES                          56.880.857   12,5     10.000.000    26,3        32.915.266    6,1       99.796.123         9,7

MANAGEMENT                           104.390                 5.000                   218.027                 327.417
   Councilors                        104.390                 5.000                   200.829                 310.219
   Directors                                                                          17.198                  17.198

TAX COUNCIL                               10                                                                      10

TREASURY STOCKS     (1)              483.114    0,1                                1.378.000    0,3        1.861.114         0,2

OTHER STOCKHOLDERS     (2)        15.402.957    3,4        282.366     0,8       446.752.603   82,9      462.437.926        44,8

TOTAL ISSUED STOCKS  (3)         455.390.699  100,0     38.024.008   100,0       539.139.413  100,0    1.032.554.120       100,0

OUTSTANDING STOCKS    (4)         15.507.357    3,4        287.366     0,8       446.970.630   82,9      462.765.353        44,8

(1)  Stocks issued and repurchased by the Company, waiting cancellation

(2) Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(3)  Total number of subscribed stocks and issued by the Company.

(4) Total of stocks issued, minus Treasury stocks and stocks in majority stockholders possession.

(5) Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.

(6) Participation of the group Safra composed for: Arainvest Participacoes S.A. 127,506,457 Common stock, Treasure Hold Investments Corp. 57,875,517 PNB stock and Sodepa Soc. Empr. Publ. Part. S.A. 27,736,642 PNA stock.


Stocks Position of Majority Stockholders, Management, Members of the Fiscal Council and outstanding stocks.


                                                                                        POSITION ON SEPTEMBER 30, 2003
            STOCKHOLDER               COMMON      %    PREFERRED       %  PREFERRED STOCKS         %               TOTAL         %
                                      STOCKS              STOCKS                 (CLASS B)
                                                       (CLASS A)

MAJORITIES STOCKHOLDERS          439,400,226   96.5   37,736,642    93.6        92,036,707      17.1         569,173,575      55.1
   Lorentzen       (5)           127,506,457   28.0                                                          127,506,457      12.3
   Safra                         127,506,457   28.0   27,736,642    68.8        57,874,517      10.8         213,117,616      20.7

                              56

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

-------------------------------------------------------------------------------

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

   VCP                           127,506,457   28.0                                                          127,506,457      12.3
   BNDES                          56,880,855   12.5   10,000,000    24.8        34,162,190       6.4         101,043,045       9.8

MANAGEMENT                           104,980               5,000                   210,929                       320,909
   Councilors                        104,980               5,000                   200,330                       310,310
   Directors                                                                        10,599                        10,599

TAX COUNCIL                               10                                                                          10

TREASURY STOCKS      (1)             483,114                                     1,378,000       0.3           1,861,114       0.2

OTHER STOCKHOLDERS   (2)          15,402,369    3.5    2,582,668     6.4       443,213,475      82.6         461,198,512      44.7

TOTAL ISSUED STOCKS  (3)         455,390,699  100.0   40,324,310   100.0       536,839,111     100.0       1,032,554,120     100.0

OUSTANDING STOCKS    (4)          15,507,359    3.5    2,587,668     6.4       443,424,404      82.6         461,519,431      44.7


(1)  Stocks issued and repurchased by the Company, waiting cancellation.

(2) Total of stocks issued minus Treasury stocks, members of tax council, Board members (including substitutes), directors and majorities stockholders.

(3)  Total number of subscribed stocks and issued by the Company.

(4) Total of stocks issued, minus Treasury stocks and stocks in majority stockholders possession.

(5) Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM                      Corporate Legislation
QUARTERLY INFORMATION                                      Period - 09/30/2004
COMMERCIAL, INDUSTRIAL & OTHERS COMPANIES


01.01 - IDENTIFICATION

01 - CVM Code                02 - Name of Society             03 - Taxpayer No
   0043-4                    Aracruz Celulose S.A.            42.157.511/0001-61
-------------                ---------------------            ------------------

-------------------------------------------------------------------------------

17.01 - SPECIAL REVIEW REPORT - UNQUALIFIED
-------------------------------------------------------------------------------

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
SPECIAL REVIEW OF QUARTERLY INFORMATION - SEPTEMBER 30, 2004


To the Directors and Stockholders' of
Aracruz Celulose S.A.
Aracruz - ES


1 We conducted a special review of the Quarterly Financial Information (ITRs) of Aracruz Celulose S.A (company and consolidated) for the quarter and period of nine months ended September 30, 2004, prepared under the responsibility of the Company's management, in accordance with accounting practices adopted in Brazil, comprising the balance sheet, the related statements of income and performance comments report.

2 Our special review was conducted in accordance with specific standards established by Brazilian Institute of Accountants - IBRACON, together with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries and discussions with the Company's management responsible for financial, accounting, and operational areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that had or might have had significant effects on the financial position and operations of the Company and its subsidiaries.

3 Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in paragraph
     (1), for it to be in conformity with the accounting practices adopted in Brazil, applied in accordance with the standards laid down by the (CVM) Brazilian Securities Commission, specifically applicable to the preparation of the quarterly financial information.

4 Our special review was conducted for the purpose of issuing a report on the quarterly financial information referred to in paragraph (1), taken as a whole. The supplementary information related to the statements of cash flows and the value - added statement, are presented for the purpose of allowing additional analyses and are not required as part of the basic quarterly financial information. These statements were subjected to the review procedures described in paragraph (2), and based on our review are fairly stated, in all material respects, in relation to the quarterly information taken as whole.

5 The balance sheet raised on June 30, 2004, presented for comparison purposes, was reviewed by us and our unqualified special review report was issued on July 9, 2004. The statements of income and the supplementary information referred to the quarter and period of nine months ended September 30, 2003, presented for comparison purposes, were reviewed by other independent auditors, which unqualified report of special review was issued on October 7, 2003.



Rio de Janeiro, October 7, 2004

Originally signed by:

DELOITTE TOUCHE TOHMATSU                         Celso de Almeida Moraes
Independent Auditors                             Accountant
CRC - SP 011.609/O-S-ES                          CRC-SP 124.669/O- S-ES

                                58